SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended March 31, 2007

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENTS FILED BY ALLIANZ SE.

Consolidated Financial Statements for the First Quarter of 2007	31

Notes to the Consolidated Financial Statements	37

Development of the Allianz share price versus Dow Jones EURO STOXX 50 and Dow Jones EURO STOXX Insurance

indexed on the Allianz share price in €

Source: Thomson Financial Datastream

Current information on the development of the Allianz share price is available on the internet at www.allianz.com/stock.

Basic Allianz share information

Share type	Registered share with restricted transfer
Denomination	No-par-value share
Stock exchanges	All German stock exchanges, London, Paris, Zurich, Milan, New York
Security Codes	WKN 840 400 ISIN DE 000 840 400 5
Bloomberg	ALV GY
Reuters	ALVG.DE

Investor Relations

We endeavour to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE

Investor Relations

Koeniginstrasse 28

80802 Muenchen

Germany

Investor Line:	+ 49 1802 2554269
+ 49 1802 ALLIANZ
Fax:	+ 49 89 3800 3899
E-mail: investor.relations@allianz.com
Internet: www.allianz.com/investor-relations

Allianz Group Key Data

Balance sheet

	As of March 31, 2007 € mn	As of December 31, 2006 € mn	Change from previous year
Investments	298,763	298,134	0.2%
Loans and advances to banks and customers	444,446	408,278	8.9%
Total assets	1,102,373	1,053,226	4.7%
Liabilities to banks and customers	393,010	361,078	8.8%
Reserves for loss and loss adjustment expenses	64,200	65,464	(1.9)%
Reserves for insurance and investment contracts	289,390	287,697	0.6%
Shareholders’ equity	52,283	50,481	3.6%
Minority interests	6,639	6,409	3.6%

Allianz SE ratings as of March 31, 20071)

	Standard & Poor’s	Moody’s	A.M. Best
Insurer financial strength	AA–	Aa3	A+

Outlook	Positive	Stable	Stable
Counterparty credit	AA–	Not rated	aa–2)

Outlook	Positive		Stable
Senior unsecured debt	AA–	Aa3	aa–

Outlook		Stable	Stable
Subordinated debt	A/A–3)	A2/A33)	a+/a3)

Outlook		Stable	Stable
Commercial paper (short term)	A-1+	P-1	Not rated

Outlook		Stable

1)	Includes ratings for securities issued by Allianz Finance B.V., Allianz Finance II B.V. and Allianz Finance Corporation.
2)	Issuer credit rating.
3)	Ratings vary on the basis of maturity period and terms.

Other selected financial data

Three months ended March 31,		2007	2006	Change from previous year
Income statement
Total revenues1)	€ mn	29,323	29,641	(1.1)%
Operating profit2)	€ mn	2,870	2,677	7.2%
Income before income taxes and minority interests in earnings	€ mn	4,556	3,031	50.3%
Net income	€ mn	3,240	1,779	82.1%

Return
Return on equity after income taxes3)%		6.3	4.4	1.9 pts

Segments
Property-Casualty
Operating profit2)	€ mn	1,267	1,386	(8.6)%
Loss ratio	%	68.2	66.2	2.0 pts
Expense ratio	%	28.6	28.5	0.1 pts
Combined ratio	%	96.8	94.7	2.1 pts
Life/Health
Operating profit2)	€ mn	750	723	3.7%
Statutory expense ratio	%	7.2	8.2	(1.0) pts
Banking
Operating profit2)	€ mn	700	547	28.0%
Cost-income ratio	%	66.9	73.6	(6.7) pts
Loan loss provisions	€ mn	5	33	(84.8)%
Coverage ratio as of March 31,4)%		61.3	60.4	0.9 pts
Asset Management
Operating profit2)	€ mn	312	304	2.6%
Cost-income ratio	%	60.0	59.5	0.5 pts
Third-party assets under management as of March 31,	€ bn	781	7645)	2.2%

Share information
Basic earnings per share	€	7.51	4.39	71.1%
Diluted earnings per share	€	7.34	4.32	69.9%
Share price as of March 31,	€	153.71	154.765)	(0.7)%
Market capitalization as of March 31,	€ bn	66.4	66.95)	(0.7)%

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

2)	The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole.
3)	Based on average shareholders’ equity. Average shareholders’ equity has been calculated based upon the average of the current and preceding end of period’s shareholders’ equity.
4)	Represents total loan loss allowances as a percentage of total non- performing loans and potential problem loans.
5)	As of December 31, 2006.

Allianz Group Interim Report First Quarter of 2007

Executive Summary and Outlook

Good start to 2007 and on track to achieve our targets.

•	Total revenues in line with expectations.
•	Operating profit was up 7.2% to € 2.9 billion.
•	€ 2.0 billion of realized capital gains.
•	Net income of € 3.2 billion.
•	Shareholder’s equity increased to € 52.3 billion.

Total revenues

in € bn

Net income

in € mn

Operating profit

in € mn

Shareholders’ equity2)

in € mn

1)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please see page 29 for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

2)	Does not include minority interests.

Group Management Report

Allianz Group’s Consolidated Results of Operations

Total revenues

Total revenues – Segments

in € mn

At € 29.3 billion, total revenues were slightly up 0.2% on an internal growth basis, in line with our expectations. Due largely to the depreciation of the U.S. Dollar compared to the Euro primarily impacting the development in our Property-Casualty, Life/Health and Asset Management segments, overall, total revenues declined by 1.1%.

Property-Casualty    Gross premiums written were flat at € 14.1 billion, principally reflecting slightly increased volume offset by a negative price impact of a similar magnitude. We continued to stay disciplined in our risk selection and to focus on profitability.

Life/Health    At € 12.3 billion, statutory premiums were down 2.0% from a year earlier before foreign currency translation effects, however this was not unexpected. We recorded strong growth in our Italian bancassurance distribution channel at RAS Group, while our operations in the United States successfully stabilized statutory premium level compared to 4Q 2006, although it was significantly down from 1Q 2006. However, the slowdown at our U.S. entities bottoms out.

Banking    Our Banking segment’s operating revenues, at € 2.1 billion in 1Q 2007, exceeded the already outstanding prior year level by 7.9%. This increase was supported by a significant positive one-off effect within our net interest income.

Asset Management    Internal operating revenue growth was 9.9%, benefiting from the growth of third-party assets with solid net inflows of € 12 billion based on our consistent strong investment performance. Together with effects from market-related appreciation of € 13 billion and negative foreign currency impacts, third-party assets as of March 31, 2007 amounted to € 781 billion, up 2.2% from December 31, 2006.

Operating profit

Operating profit – Segments

in € mn

Allianz Group Interim Report First Quarter of 2007

Except for Property-Casualty, where losses from natural catastrophes had a significant impact, all business segments delivered higher operating profits than a year ago.

Property-Casualty    We had another quarter of strong operating profitability, “Kyrill”, one of the heaviest winterstorms in Europe ever, caused net losses of € 340 million. Despite this burden, operating profit only decreased € 119 million from a year ago.

Life/Health    Operating profit, at € 750 million in 1Q 2007, was up 3.7% from an already strong level a year ago. We continued to benefit from our growing asset base, while, at the same time, our operating margin also increased.

Banking    Operating profit grew 28.0% over the already outstanding level last year, benefiting from higher revenues and lower expenses.

Asset Management    Operating profit was up 2.6%. On a local currency basis, the increase was 9.9%. These improvements were driven by our growing asset base and tight expense management. At 60.0% in 1Q 2007, our cost-income ratio remained at a very competitive level.

Non-operating items

Non-operating items created an aggregate income of € 1.7 billion in 1Q 2007, compared to € 354 million a year ago, primarily due to a high level of realized capital gains.

Overall, the impact from net realized gains and impairments of investments amounted to € 2.0 billion, up from € 778 million last year. This coincided with the early redemption of 64.35% of our BITES bond with shares of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft (“Munich Re”). Furthermore, we realized significant gains from the sale of shares in BMW AG and KarstadtQuelle AG. We locked in unrealized gains after the strong performance of our equity investments and generated in 1Q 2007 a significant part of our capital gains target for 2007. In addition, these gains were also harvested in preparation for the contemplated acquisition of the outstanding shares in Assurances Générales de France (“AGF”, and together with its subsidiaries, the “AGF Group”) that Allianz SE does not already own.

Net income

Following the operating profit growth and the high level of realized capital gains, net income in 1Q 2007 rose 82.1% over the prior year period to € 3.2 billion.

Income tax expenses at € 967 million remained relatively stable despite the significant increase in income before income taxes and minority interests in earnings, primarily benefiting from the tax-exemption of the realized capital gains. Hence, our effective tax rate dropped from 29.7% to 21.2%.

Minority interests in earnings were flat at € 349 million. Increased minority interests in higher earnings at AGF Group in France and at our credit insurer Euler Hermes were offset by now zero minority interests at Riunione Adriatica di Sicurtà S.p.A. (or “RAS”, and taken together with its subsidiaries, the “RAS Group”) in Italy following the execution of RAS’s merger with and into Allianz SE in October 2006. The high level of realized gains arose in entities with almost no minority interests.

Earnings per share1)

in €

1)	See Note 37 to our consolidated financial statements for further details.

Group Management Report

The following table summarizes the total revenues, operating profit and net income for each of our segments for the three months ended March 31, 2007 and 2006, as well as IFRS consolidated net income of the Allianz Group.

Three months ended March 31,	Property- Casualty € mn	Life/Health € mn	Banking € mn	Asset Management € mn	Corporate € mn	Consolidation adjustments € mn	Allianz Group € mn
2007
Total revenues1)	14,111	12,326	2,101	780	—	5	29,323
Operating profit (loss)	1,267	750	700	312	(101)	(58)	2,870
Non-operating items	664	103	117	(122)	511	413	1,686
Income (loss) before income taxes and minority interests in earnings	1,931	853	817	190	410	355	4,556
Income taxes	(537)	(201)	(168)	(80)	(25)	44	(967)
Minority interests in earnings	(214)	(99)	(24)	(11)	(4)	3	(349)
Net income (loss)	1,180	553	625	99	381	402	3,240
2006
Total revenues1)	14,149	12,822	1,948	751	—	(29)	29,641
Operating profit (loss)	1,386	723	547	304	(180)	(103)	2,677
Non-operating items	428	158	392	(136)	(211)	(277)	354
Income (loss) before income taxes and minority interests in earnings	1,814	881	939	168	(391)	(380)	3,031
Income taxes	(524)	(219)	(245)	(65)	154	—	(899)
Minority interests in earnings	(190)	(128)	(28)	(13)	(2)	8	(353)
Net income (loss)	1,100	534	666	90	(239)	(372)	1,779

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Allianz Group Interim Report First Quarter of 2007

Events After the Balance Sheet Date

See Note 41 to the consolidated financial statements.

Outlook

Our outlook remains unchanged.

In the years 2007 to 2009, we expect average annual consolidated operating profit growth of 10% from the 2006 level, adjusted for the particularly favorable natural catastrophe trend in 2006. Within the same time period, we are striving to maintain a strong combined ratio of less than 94% on average in our Property-Casualty segment. In Life/Health we aim to achieve an average new business margin1) greater than 3%. We are also confident of an average return on risk-adjusted capital in our Banking segment of above 15%. For our Asset Management segment, we are targeting average annual growth of third-party assets under management of 10%, excluding foreign currency conversion effects.

As always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated below in our cautionary note regarding forward-looking statements, may severely impact our results of operations.

Cautionary Note Regarding Forward-Looking Statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements.

Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

1)	New business margin according to the definition of European Embedded Value.

Group Management Report

Property-Casualty Insurance Operations

Strong operating profit despite “Kyrill”.

•	3.7% impact on loss ratio from natural catastrophes.
•	We grew selectively and stayed disciplined.
•	Higher yields drove current investment income.

Earnings Summary

Gross premiums written

Gross premiums written by region1)

in %

1)

After elimination of transactions between Allianz Group companies in different geographic regions and different segments. Gross premiums written from our specialty lines have been allocated to the respective geographic regions.

1Q 2007 was another quarter of selective profitable growth. Our gross premiums written remained basically flat overall at € 14,111 million, principally reflecting our successful cycle management efforts. On an internal our

Gross premiums written – Growth rates1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.
2)	Together with our property-casualty assumed reinsurance business, primarily attributable to Allianz SE, the decline within Germany was 4.9%.

successful cycle management efforts. On an internal basis, gross premiums written slightly increased by 0.3%. The development of gross premiums varied considerably across our various markets and operations.

Allianz Group Interim Report First Quarter of 2007

At Allianz Sach within Germany, gross premiums written decreased moderately by 1.3% to € 4,144 million as premiums from our motor business were down, largely reflecting higher no claims bonuses.

Growth was primarily achieved within our markets in Central and Eastern Europe, at Allianz Global Corporate & Specialty, and in Spain, with additional gross premiums written of € 110 million, € 64 million, and € 34 million, respectively. Within New Europe, our subsidiaries successfully leveraged the well-performing economies in this region. In particular, our motor business in Romania and Poland delivered solid premium growth from higher volumes. Furthermore, the first-time consolidation of Russian People’s Insurance Society “Rosno” contributed to the higher premium volume within New Europe. At Allianz Global Corporate & Specialty, gross premiums written benefited from increased business volumes in the United Kingdom and North America. Our Spanish operations recorded growth due to increased sales in motor business, a good performance of our direct distribution channel Fénix Directo and a favorable volume development in the industrial line of business.

At Fireman’s Fund Insurance Company in the United States, the decline of 11.9% in gross premiums written resulted mainly from the depreciation of the U.S. Dollar against the Euro. Based on internal growth gross premiums written were down 4.0% reflecting primarily a lower volume of crop insurance business.

Operating profit

Operating profit

in € mn

Operating profit, at € 1,267 million in 1Q 2007, was again strong, despite net losses from natural catastrophes of € 349 million, of which € 340 million related to winterstorm “Kyrill” in Europe. Catastrophe risk (“CAT risk”) is an integral part of our property-casualty business and we therefore manage and quantify CAT risk and price for it. We, at the same time, closely monitor severity and frequency of all other claims to determine our underlying profitability, which is measured by accident year loss ratio without natural catastrophes and which we were able to reduce by 1.0 percentage point to 66.7%. We continued to benefit from our strong underwriting profitability and our initiatives to improve claims management processes. With the impact from natural catastrophes our accident year loss ratio increased from 68.1% a year ago to 70.4%. At 2.2%, compared to 1.9% in 1Q 2006, the net development in prior year’s loss reserves remained positive.

Overall, natural catastrophes drove up net claims and insurance benefits incurred by € 201 million to € 6,383 million. Hence, on a calendar year basis, our loss ratio was up from 66.2% to 68.2%. With a nearly flat expense ratio, our combined ratio increased from 94.7% to 96.8%.

Interest and similar income rose by € 84 million to € 1,006 million, mainly reflecting higher yields on debt securities.

Group Management Report

Other income amounted to € 84 million, up € 70 million due to a gain on the disposal of an office building in Ireland.

Top contributing markets to our operating profit included Italy at € 175 million and the United States at € 166 million. The strongest absolute increases were recorded in Ireland by € 71 million and Italy by € 67 million. In Germany we experienced a decrease in operating profit of € 254 million, mainly attributable to losses associated with “Kyrill”.

Non-operating items

In aggregate, non-operating items rose substantially by 55.1% to a gain of € 664 million. This improvement resulted predominantly from higher net realized gains from investments which amounted to € 733 million, up € 294 million from a year ago.

Net income

Net income was up 7.3% to € 1,180 million, driven both by the solid operating profit development and a significantly higher aggregate gain from non-operating items.

Income tax expenses, at € 537 million in 1Q 2007, remained stable. Based on considerably increased income before income taxes and minority interests in earnings, our effective tax rate decreased from 28.9% to 27.8%, benefiting from, among other factors, tax-exempted realized gains.

Minority interests in earnings rose by € 24 million to € 214 million. The execution of the merger of RAS with and into Allianz SE in October 2006 led to now zero minority interests in earnings at our Italian subsidiary. However, higher earnings at our French property-casualty operations of AGF Group as well as at Euler Hermes had a more than offsetting increasing effect.

Allianz Group Interim Report First Quarter of 2007

The following table sets forth our Property-Casualty insurance segment’s income statement, loss ratio, expense ratio and combined ratio for the three months ended March 31, 2007 and 2006.

Three months ended March 31,	2007 € mn	2006 € mn
Gross premiums written1)	14,111	14,149
Ceded premiums written	(1,586)	(1,712)
Change in unearned premiums	(3,167)	(3,096)
Premiums earned (net)	9,358	9,341
Interest and similar income	1,006	922
Income from financial assets and liabilities designated at fair value through income (net)2)	32	36
Income from financial assets and liabilities held for trading (net), shared with policyholders2)	(15)	—
Realized gains/losses (net) from investments, shared with policyholders3)	34	25
Fee and commission income	272	252
Other income	84	14
Operating revenues	10,771	10,590

Claims and insurance benefits incurred (net)	(6,383)	(6,182)
Changes in reserves for insurance and investment contracts (net)	(81)	(72)
Interest expense	(92)	(63)
Loan loss provisions	—	(1)
Impairments of investments (net), shared with policyholders4)	(2)	(4)
Investment expenses	(74)	(48)
Acquisition and administrative expenses (net)	(2,675)	(2,663)
Fee and commission expenses	(197)	(170)
Other expenses	—	(1)
Operating expenses	(9,504)	(9,204)

Operating profit	1,267	1,386

Income from financial assets and liabilities held for trading (net), not shared with policyholders2)	(29)	4
Realized gains/losses (net) from investments, not shared with policyholders3)	733	439
Impairments of investments (net), not shared with policyholders4)	(24)	(9)
Amortization of intangible assets	(2)	(4)
Restructuring charges	(14)	(2)
Non-operating items	664	428

Income before income taxes and minority interests in earnings	1,931	1,814

Income taxes	(537)	(524)
Minority interests in earnings	(214)	(190)
Net income	1,180	1,100

Loss ratio5) in %	68.2	66.2
Expense ratio6) in %	28.6	28.5
Combined ratio7) in %	96.8	94.7

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the consolidated financial statements.

3)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 3 to the consolidated financial statements.
4)	The total of these items equals impairments of investments (net) in the segment income statement included in Note 3 to the consolidated financial statements.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Group Management Report

Property-Casualty Operations by Geographic Region

The following table sets forth our Property-Casualty gross premiums written, premiums earned (net), combined ratio, loss ratio, expense ratio and operating profit by geographic region for the three months ended March 31, 2007 and 2006. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Gross premiums written		Premiums earned (net)		Combined ratio		Loss ratio		Expense ratio		Operating profit
Three months ended March 31,	2007 € mn	2006 € mn	2007 € mn	2006 € mn	2007%	2006%	2007%	2006%	2007%	2006%	2007 € mn	2006 € mn
Germany	4,616	4,853	2,267	2,412	103.2	92.7	73.6	59.6	29.6	33.1	115	369
France	1,695	1,713	1,114	1,114	101.2	101.0	73.7	74.3	27.5	26.7	75	78
Italy	1,246	1,247	1,197	1,205	93.4	96.8	70.1	72.9	23.3	23.9	175	108
United Kingdom	539	579	491	457	96.3	98.9	62.9	67.9	33.4	31.0	63	56
Switzerland	966	958	404	436	97.6	96.3	70.3	70.2	27.3	26.1	51	63
Spain	691	657	434	395	90.1	91.4	71.2	72.7	18.9	18.7	69	58

Netherlands	306	318	198	198	93.6	93.4	62.2	59.5	31.4	33.9	24	27
Austria	351	357	183	192	97.3	109.8	76.6	86.4	20.7	23.4	21	(6)
Ireland	203	198	151	153	93.2	91.8	68.6	67.7	24.6	24.1	98	27
Belgium	124	121	75	74	109.2	101.7	75.3	65.4	33.9	36.3	5	9
Portugal	80	84	62	66	89.5	87.3	60.9	65.5	28.6	21.8	10	11
Greece	21	19	12	11	85.8	95.1	56.7	65.6	29.1	29.5	3	1
Western and Southern Europe	1,085	1,097	681	694	95.7	98.0	68.7	70.2	27.0	27.8	1661)	741)

Hungary	194	192	126	127	92.1	91.9	64.8	64.6	27.3	27.3	23	27
Slovakia	106	93	67	62	66.4	80.2	40.3	46.9	26.1	33.3	28	17
Czech Republic	78	81	45	43	79.8	90.1	57.6	67.3	22.2	22.8	12	5
Poland	86	72	56	47	96.4	96.4	63.8	65.5	32.6	30.9	5	3
Romania	90	71	36	36	103.8	89.6	80.8	71.4	23.0	18.2	—	3
Bulgaria	23	20	16	17	77.5	74.1	39.0	44.4	38.5	29.7	4	5
Croatia	23	22	15	13	97.7	96.5	68.5	65.7	29.2	30.8	1	1
Russia2)	68	7	45	1	104.8	60.3	66.5	28.2	38.3	32.1	1	1
New Europe	668	558	406	346	90.3	89.2	60.6	61.5	29.7	27.7	74	62
Other Europe	1,753	1,655	1,087	1,040	93.2	95.2	65.6	67.3	27.6	27.9	240	136

United States	882	1,001	801	886	90.8	90.2	57.0	59.8	33.8	30.4	166	199
Mexico3)	39	51	19	25	84.5	108.8	58.2	84.0	26.3	24.8	5	3
NAFTA	921	1,052	820	911	90.6	90.7	57.0	60.4	33.6	30.3	171	202

Australia	352	334	304	300	102.4	102.5	77.9	77.6	24.5	24.9	50	38
Other	81	78	37	34	100.5	95.2	60.5	57.8	40.0	37.4	3	4
Asia-Pacific	433	412	341	334	102.2	101.7	76.0	75.5	26.2	26.2	53	42
South America	236	226	168	152	100.1	103.0	65.3	66.5	34.8	36.5	14	12
Other	34	25	8	5	—4)	—4)	—4)	—4)	—4)	—4)	3	1
Specialty lines
Credit Insurance	489	468	301	260	76.3	81.1	48.5	53.9	27.8	27.2	117	95
Allianz Global Corporate & Specialty	934	870	467	389	94.0	83.1	66.3	62.6	27.7	20.5	95	145
Travel Insurance and Assistance Services	296	266	259	231	100.6	101.5	54.9	61.8	45.7	39.7	31	22
Subtotal	14,849	14,981	9,358	9,341	—	—	—	—	—	—	1,272	1,387
Consolidation adjustments5)	(738)	(832)	—	—	—	—	—	—	—	—	(5)	(1)
Total	14,111	14,149	9,358	9,341	96.8	94.7	68.2	66.2	28.6	28.5	1,267	1,386

1)	Contains run-off of € 5 mn in both 1Q 2007 and 1Q 2006 from a former operating entity located in Luxembourg.
2)

Effective February 21, 2007, Russian People’s Insurance Society “Rosno” was consolidated following the acquisition of approximately 49.2% of the shares in Rosno by the Allianz Group, increasing our holding to approximately 97%.

3)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health segment.
4)	Presentation not meaningful.
5)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Allianz Group Interim Report First Quarter of 2007

Life/Health Insurance Operations

Promising start going into 2007.

•	Significant revenue growth in Italy, first signs of recovery in the United States.
•	Strong level of operating profitability maintained.
•	Investment income grew with asset base.

Earnings Summary

Statutory premiums

Statutory premiums by region1)

in %

1)	After elimination of transactions between Allianz Group companies in different geographic regions and different segments.

Statutory premiums, at € 12,326 million in 1Q 2007, were in line with our expectations, albeit down 3.9% from a year earlier. Nearly half of that decrease was brought about by negative currency conversion effects, primarily from the depreciation of the U.S. Dollar and of various currencies in the Asia-Pacific region compared to the Euro. On an internal growth basis, statutory premiums declined 2.0%.

Statutory premiums – Growth rates1)

in %

1)	Before elimination of transactions between Allianz Group companies in different geographic regions and different segments.

In Italy, total revenues increased by € 562 million, mainly as our bancassurance distribution channel at RAS Group showed strong growth. Statutory premiums in the United States decreased by € 1,103 million from the very high level of a year ago. However, the slowdown at Allianz Life bottoms out.

Group Management Report

In Germany, total life revenues were down € 89 million to € 3,039 million in 1Q 2007. A year ago, the sale of so- called “Riester” pension products was promoted by an increase at that time in the maximum premium amount entitled to subsidies and tax incentives according to German law. Partially offsetting this negative effect on premium development were higher volumes of new recurring premium business versus last year.

Aggregate statutory premiums from our growth markets in Central and Eastern Europe significantly increased by € 112 million to € 392 million. In the fourth quarter of 2006, we successfully launched a limited-edition index-linked life insurance product across six markets which largely contributed to this increase. The highest absolute growth in the region was generated in Poland where we also continued to record increasing sales through our bank partner.

Our operations in Taiwan and China grew significantly. In China, statutory premiums grew primarily due to our expanded sales capacity. In South Korea, total revenues were down following regulatory discussions regarding variable annuity products.

Operating profit

Operating profit

in € mn

Operating profit was € 750 million in 1Q 2007, up 3.7% from an already very high level a year ago. On balance, this improvement was a result of lower expenses. The markets which contributed strongest to operating profit were Germany, France, Italy, the United States and South Korea.

Interest and similar income continued to increase in line with our growing asset base. Income from financial assets and liabilities carried at fair value through income amounted to a net charge of € 311 million in 1Q 2007 mainly as we observed negative effects from the accounting treatment for certain derivative instruments.

Net acquisition and administrative expenses were down € 151 million to € 874 million. This development reflected primarily adjustments within our deferred acquisition costs asset as a result of the regular review of calculation parameters. Consequently, our statutory expense ratio decreased 1.0 percentage point to 7.2%.

Non-operating items

Income from non-operating items, at € 103 million in 1Q 2007, was down € 55 million from a year earlier. This development resulted primarily from lower net realized gains from investments, not shared with policyholders, at our U.S. operations.

Net income

Net income increased € 19 million to € 553 million. Lower income tax expenses and minority interests in earnings more than balanced the € 28 million decline in income before income taxes and minority interests in earnings.

Allianz Group Interim Report First Quarter of 2007

With income tax expenses down € 18 million to € 201 million, our effective tax rate decreased to 23.6% in 1Q 2007 from 24.9% a year ago. A key factor in this decline was a relatively higher tax-exempted income in 1Q 2007 compared to last year.

Minority interests in earnings decreased to € 99 million primarily as a result of now zero minority interests at RAS in Italy following the execution of its merger with and into Allianz SE, and lower earnings at the life operating entities of AGF Group in France.

The following table sets forth our Life/Health insurance segment’s income statement and statutory expense ratio for the three months ended March 31, 2007 and 2006.

Three months ended March 31,	2007 € mn	2006 € mn
Statutory premiums1)	12,326	12,822
Ceded premiums written	(193)	(196)
Change in unearned premiums	(27)	(75)
Statutory premiums (net)	12,106	12,551
Deposits from SFAS 97 insurance and investment contracts	(6,921)	(7,472)
Premiums earned (net)	5,185	5,079
Interest and similar income	3,155	3,047
Income from financial assets and liabilities carried at fair value through income (net), shared with policyholders2)	(311)	31
Realized gains/losses (net) from investments, shared with policyholders3)	1,088	1,103
Fee and commission income	171	129
Other income	54	6
Operating revenues	9,342	9,395

Claims and insurance benefits incurred (net)	(4,702)	(4,693)
Changes in reserves for insurance and investment contracts (net)	(2,624)	(2,648)
Interest expense	(91)	(64)
Loan loss provisions	(3)	—
Impairments of investments (net), shared with policyholders	(37)	(35)
Investment expenses	(196)	(157)
Acquisition and administrative expenses (net)	(874)	(1,025)
Fee and commission expenses	(62)	(50)
Operating restructuring charges4)	(3)	—
Operating expenses	(8,592)	(8,672)

Operating profit	750	723

Income from financial assets and liabilities carried at fair value through income (net), not shared with policyholders2)	1	—
Realized gains/losses (net) from investments, not shared with policyholders3)	105	159
Amortization of intangible assets	(1)	(1)
Non-operating restructuring charges4)	(2)	—
Non-operating items	103	158

Income before income taxes and minority interests in earnings	853	881

Income taxes	(201)	(219)
Minority interests in earnings	(99)	(128)
Net income	553	534

Statutory expense ratio5) in %	7.2	8.2

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the consolidated financial statements.

3)	The total of these items equals realized gains/losses (net) in the segment income statement included in Note 3 to the consolidated financial statements.
4)	The total of these items equals restructuring charges in the segment income statement included in Note 3 to the consolidated financial statements.
5)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Group Management Report

Life/Health Operations by Geographic Region

The following table sets forth our Life/Health statutory premiums, premiums earned (net), statutory expense ratio and operating profit by geographic region for the three months ended March 31, 2007 and 2006. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different geographic regions and different segments.

	Statutory premiums1)		Premiums earned (net)		Statutory expense ratio		Operating profit
Three months ended March 31,	2007 € mn	2006 € mn	2007 € mn	2006 € mn	2007%	2006%	2007 € mn	2006 € mn
Germany Life	3,039	3,128	2,567	2,581	1.4	8.7	191	133
Germany Health2)	779	769	780	770	10.2	7.1	41	53
Italy	2,830	2,268	243	242	5.3	5.8	94	94
France	1,490	1,460	435	356	13.5	13.1	135	174
Switzerland	498	519	195	209	4.5	5.5	16	15
Spain	156	142	111	100	10.6	8.4	27	21

Netherlands	112	124	36	38	12.4	12.3	11	10
Austria	102	102	68	68	10.1	9.6	19	13
Belgium	194	179	76	75	7.7	8.0	44	16
Portugal	22	19	18	17	31.3	13.8	10	7
Luxembourg	10	10	6	7	24.2	17.4	3	1
Greece	29	26	16	15	16.7	24.2	1	2
Western and Southern Europe	469	460	220	220	11.4	10.7	873)	483)

Hungary	30	23	20	19	20.5	26.7	4	4
Slovakia	63	43	40	32	14.9	19.7	7	6
Czech Republic	21	18	13	14	20.0	22.6	4	2
Poland	248	169	28	19	8.5	7.4	3	2
Romania	9	10	2	2	28.0	31.3	(1)	—
Bulgaria	7	5	6	5	14.3	14.5	1	1
Croatia	12	10	9	8	16.5	26.0	2	1
Russia	2	2	2	2	147.0	39.2	(1)	—
New Europe	392	280	120	101	12.4	13.4	19	16
Other Europe	861	740	340	321	11.9	11.7	106	64

United States	1,669	2,772	101	88	9.3	5.7	71	121
Mexico4)	7	—	7	—	16.2	—	1	—
NAFTA	1,676	2,772	108	88	9.4	5.7	72	121

South Korea	465	572	253	255	14.0	11.0	54	25
Taiwan	350	299	15	14	2.3	1.1	3	4
Malaysia	29	22	23	19	15.0	17.8	3	2
Indonesia	30	15	11	9	21.4	34.7	2	—
Other	48	21	4	4	13.5	18.1	(4)	—
Asia-Pacific	922	929	306	301	9.9	8.7	58	31
South America	33	46	9	13	20.4	10.9	(2)	—
Other5)	102	114	91	98	—6)	—6)	20	19
Subtotal	12,386	12,887	5,185	5,079	—	—	758	725
Consolidation adjustments7)	(60)	(65)	—	—	—	—	(8)	(2)
Total	12,326	12,822	5,185	5,079	7.2	8.2	750	723

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Loss ratios were 77.8% and 75.7% for the three months ended March 31, 2007 and 2006, respectively.
3)	Contains run-off of € (1) mn in both 1Q 2007 and 1Q 2006 from our former life insurance business in the United Kingdom which we sold in December 2004.
4)	Effective 1Q 2007, life business in Mexico is shown within the Life/Health Segment.
5)	Contains, among others, the Life/Health business assumed by Allianz SE.
6)	Presentation not meaningful.
7)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Allianz Group Interim Report First Quarter of 2007

Banking Operations

Strong operating profit.

•	Overall revenues exceeded prior year outstanding level.

•	Ongoing efficiency improvements.

•	Disciplined risk taking.

Earnings Summary

The results of operations of our Banking segment are almost exclusively represented by Dresdner Bank, accounting for 96.3% of our total Banking segment’s operating revenues in 1Q 2007 (1Q 2006: 96.7%). Accordingly, the discussion of our Banking segment’s results of operations relates solely to the operations of Dresdner Bank.

Operating revenues

At € 2,023 million, up 7.4% from a year ago, Dresdner Bank’s operating revenues exceeded the outstanding prior year level, driven by net interest income.

Net interest income increased to € 900 million in 1Q 2007, up € 322 million compared to a year earlier, of which € 171 million stemmed from the disposal of subsidiaries at an associated company and € 72 million from a favourable impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting. Net interest income from our operating divisions grew by € 34 million, or 5.3%. The remaining increase was brought about by higher net interest income from our own funds.

Net trading income dropped by € 139 million to € 345 million. In the amount of € 69 million, this decline resulted from a higher negative impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting in 1Q 2007 compared to a year ago. An additional negative impact of € 44 million was brought about by trading positions in own financial instruments. Net trading income from our operating divisions was down € 14 million, or 3.2%, from the level of a year ago.

Net fee and commission income, at € 789 million in 1Q 2007, was almost on a par with the already high level of a year earlier. A favourable development of our leveraged finance business was offset by a slight decline of our securities business.

Operating profit

Operating profit

in € mn

Operating profit amounted to € 677 million, up 28.0% over the already outstanding prior year level. 1Q 2007 represents the seventh consecutive quarter of year-on-year increase in operating profit, despite a lower net release of loan loss provisions. Our cost-income ratio decreased significantly to 66.9% from 73.7% a year ago. Excluding the disposal gain of € 171 million previously mentioned, our cost-income ratio improved by 0.7 percentage points to 73.0%.

Benefiting from further efficiency gains and the ongoing progress of the “Neue Dresdner Plus” reorganization program, at € 1,353 million, operating expenses declined 2.5%, mainly attributable to the reduction of administrative expenses to € 1,355 million. Thereof, non-personnel expenses amounted to € 470 million, down

Group Management Report

4.1%. While lower costs for office space and for external services were the main contributors to this development, we achieved reductions across almost all cost categories. Personnel expenses, at € 885 million, were also slightly below the prior year level. Non-performance-related personnel expenses declined following the headcount reduction. Performance-related payments increased in line with the new value-based bonus system in our Investment Banking division.

In 1Q 2007, loan loss provisions amounted to a net release of € 7 million after a net release of € 33 million a year ago. While new provisions of € 101 million were slightly reduced, aggregate releases and recoveries decreased from € 147 million to € 108 million. Our coverage ratio1) improved to 61.3% as of March 31, 2007 from 60.4% a year ago.

1)	Represents total loan loss allowance as a percentage of total non-performing loans and potential problem loans.

Non-operating items

In aggregate, the positive impact from non-operating items dropped from € 392 million to € 115 million. This development was almost exclusively driven by a € 277 million decrease in realized gains.

Net income

Based on the favorable operating profit development and despite the significant reduction of non-operating income, net income came in at € 612 million in 1Q 2007. With income tax expenses of € 158 million, down € 80 million from a year ago, our effective tax rate fell to 19.9% from 25.8%, primarily benefiting from increased tax-exempted income and effects from the utilization of tax losses.

Allianz Group Interim Report First Quarter of 2007

The following table sets forth the income statements and cost-income ratios for both our Banking segment as a whole and Dresdner Bank for the three months ended March 31, 2007 and 2006.

Three months ended March 31,	2007		2006
	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn
Net interest income1)	928	900	601	578
Net fee and commission income2)	832	789	832	793
Trading income (net)3)	351	345	487	484
Income from financial assets and liabilities designated at fair value through income (net)3)	(10)	(11)	3	3
Other income	—	—	25	26
Operating revenues4)	2,101	2,023	1,948	1,884

Administrative expenses	(1,410)	(1,355)	(1,428)	(1,381)
Investment expenses	(9)	(11)	(6)	(7)
Other expenses	13	13	—	—
Operating expenses	(1,406)	(1,353)	(1,434)	(1,388)

Loan loss provisions	5	7	33	33
Operating profit	700	677	547	529

Realized gains/losses (net)	139	137	414	414
Impairments of investments (net)	(13)	(13)	(20)	(20)
Restructuring charges	(9)	(9)	(2)	(2)
Non-operating items	117	115	392	392

Income before income taxes and minority interests in earnings	817	792	939	921

Income taxes	(168)	(158)	(245)	(238)
Minority interests in earnings	(24)	(22)	(28)	(25)
Net income	625	612	666	658

Cost-income ratio5) in %	66.9	66.9	73.6	73.7

1)	Represents interest and similar income less interest expense.
2)	Represents fee and commission income less fee and commission expense.
3)

The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement included in Note 3 to the consolidated financial statements.

4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Group Management Report

Banking Operations by Division

The following table sets forth our banking operating revenues, operating profit and cost-income ratio by division. Consistent with our general practice, these figures are presented before consolidation adjustments, representing the elimination of transactions between Allianz Group companies in different segments.

	Operating revenues		Operating profit (loss)		Cost-Income ratio
Three months ended March 31,	2007 € mn	2006 € mn	2007 € mn	2006 € mn	2007%	2006%
Private & Corporate Clients1)	984	991	316	312	67.8	67.3
Investment Banking1)	891	864	213	220	77.1	78.6
Corporate Other2)	148	29	148	(3)	—3)	—3)
Dresdner Bank	2,023	1,884	677	529	66.9	73.7
Other Banks4)	78	64	23	18	67.9	71.9
Total	2,101	1,948	700	547	66.9	73.6

1)

Our reporting by division reflects the organizational changes within Dresdner Bank effective starting with 1Q 2007, resulting in two operating divisions, Private & Corporate Clients (“PCC”) and Investment Banking (“IB”). PCC combines all banking activities formerly provided by the Personal Banking and Private & Business Banking (including Private Wealth Management) divisions as well as our activities with medium-sized business clients from our former Corporate Banking division. IB, with Global Banking and Capital Markets, unites the activities formerly provided by the Dresdner Kleinwort Wasserstein division and the remaining activities of the former Corporate Banking division. Prior year balances have been adjusted accordingly to reflect these reorganization measures and allow for comparability across periods.

2)

The Corporate Other division contains income and expense items that are not assigned to Dresdner Bank’s operating divisions. These items include, in particular, impacts from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting as well as provisioning requirements for country and general risks. In 1Q 2007 the impact from the accounting treatment for derivative financial instruments which do not qualify for hedge accounting on Corporate Other’s operating revenues amounted to € (20) mn (1Q 2006: € (23) mn).

3)	Presentation not meaningful.
4)	Consists of non-Dresdner Bank banking operations within our Banking segment.

Allianz Group Interim Report First Quarter of 2007

Asset Management Operations

Solid growth masked by U.S. Dollar depreciation.

•	Operating profit increased 2.6%.

•	Continuous high investment performance attracts inflows.

•	Cost-income ratio of 60.0% in 1Q 2007.

Third-Party Assets Under Management of the Allianz Group

Our third-party assets increased by € 17 billion1) to € 781 billion as of March 31, 2007, compared to € 764 billion as of December 31, 2006. In 1Q 2007, we achieved net inflows to third-party assets of € 12 billion, primarily in the United States, France and Asia-Pacific. Of the total net inflows, our fixed income business made up for € 10 billion and our equity business for € 2 billion. These strong net inflow levels were achieved despite uncertainty in the fixed income markets and very volatile equity markets.

Market-related appreciation was € 13 billion. The overwhelming majority of both the fixed income and equity assets we manage again outperformed their respective benchmarks, one of our key success factors.

Net inflows and positive market effects were partly offset by negative currency translation effects of € 6 billion, resulting primarily from a weaker U.S. Dollar versus the Euro.

We operate our third-party asset management business primarily through Allianz Global Investors (“AGI”). As of March 31, 2007, AGI managed approximately 94.7% (December 31, 2006: 94.6%) of the Allianz Group’s third-party assets. The remaining third-party assets are managed by Dresdner Bank (approximately 2.7% as of both, March 31, 2007 and December 31, 2006) and other Allianz Group subsidiaries (approximately 2.6% and 2.7% as of March 31, 2007 and December 31, 2006, respectively).

1)	Including a negative deconsolidation effect of € 2 bn.

The following graphs present the third-party assets managed by the Allianz Group by geographic region, investment category and investor class as of March 31, 2007 and December 31, 2006, respectively.

Third-party assets under management – Fair values by geographic region1)

in € bn

1)	Based on the origination of the assets.
2)

Consists of third-party assets managed by Dresdner Bank (approximately € 21 bn as of both, March 31, 2007 and December 31, 2006) and by other Allianz Group companies (approximately € 20 bn as of both, March 31, 2007 and December 31, 2006).

Group Management Report

Third-party assets under management – Fair values by investment category in € bn

1)	Includes primarily investments in real estate.

Third-party assets under management – Fair values by Investor class in € bn

Third-party assets under management – Composition of fair value development in the United States in € bn

Third-party assets under management – Composition of fair value development in Germany in € bn

Our major achievements in the first quarter of 2007 included:

•	Particularly strong net inflows of approximately € 1.2 billion at our U.S. equity fund manager NFJ Investment Group.

•	AGI Germany with assets under management of € 278.6 billion and a market share of 19.5% market leader in Germany.1)

•	Market leadership in “Zertifikatefonds” business with € 3.7 billion assets under management and 63% market share.1)

1)	Source: Bundesverband Investment und Asset Management (“BVI“), an association representing the German investment fund industry.

Allianz Group Interim Report First Quarter of 2007

Earnings Summary

The results of operations of our Asset Management segment are almost exclusively represented by AGI, accounting for 97.2% and 97.4% of our total Asset Management segment’s operating revenues and operating profit, respectively, in 1Q 2007 (1Q 2006: 97.9% and 98.7%, respectively). Accordingly, the discussion of our Asset Management segment’s results of operations relates solely to the operations of AGI.

Operating revenues

At € 758 million, operating revenues were up € 23 million from a year ago, a development which was significantly subdued by currency related effects. Internal operating revenue growth amounted to 9.9%.

Higher asset-based management fees at stable revenue margins resulted from the growth of our third-party asset base. Loading and exit fees did not reach the prior year level due to less mutual funds sales. Other net fee and commission income increased as a result of our business expansion.

The following table sets forth the composition of AGI’s net fee and commission income.

Three months ended March 31,	2007 € mn	2006 € mn
Management fees	851	829
Loading and exit fees	81	91
Performance fees	16	16
Other income	101	79
Fee and commission income	1,049	1,015
Commissions	(220)	(226)
Other expenses	(101)	(85)
Fee and commission expenses	(321)	(311)
Net fee and commission income	728	704

Operating profit

Operating profit

in € mn

Operating profit, at € 304 million in 1Q 2007, was up slightly compared with a year earlier on a Euro-basis. At constant exchange rates, operating profit would have grown by 8.7%.

Administrative expenses, excluding acquisition-related expenses, increased 4.4% to € 454 million in 1Q 2007. Thereof, personnel expenses amounted to € 297 million, up from € 285 million a year ago, and non-personnel expenses were at € 157 million, compared to € 149 million. These developments were in line with our business expansion and investments in future growth, such as investments in our distribution network and human resources development.

Following the slightly more than proportionate increase in operating expenses compared to that in operating revenues, our cost-income-ratio was up 0.7 percentage points to 59.9%.

Group Management Report

Non-operating items

Acquisition-related expenses fell 11.6% to € 122 million. As of March 31, 2007, the Allianz Group had acquired 37,760 of the 150,000 PIMCO LLC Class B Units originally outstanding, compared to 11,721 as of March 31, 2006. The resulting lowering effect on acquisition-related expenses was partially offset by the positive operating profit development at PIMCO in the United States.

Net income

At € 93 million, net income was up 6.9% from a year ago.

With income tax expenses of € 79 million, up 23.4%, our effective tax rate increased to 43.4% from 39.3%. This increase was, among other factors, driven by higher taxable income in the United States.

The following table sets forth the income statements and cost-income ratios for both our Asset Management segment as a whole and AGI for the three months ended March 31, 2007 and 2006.

Three months ended March 31,	2007		2006
	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn
Net fee and commission income1)	746	728	717	704
Net interest income2)	23	19	17	14
Income from financial assets and liabilities carried at fair value through income (net)	7	7	14	14
Other income	4	4	3	3
Operating revenues3)	780	758	751	735

Administrative expenses, excluding acquisition-related expenses4)	(468)	(454)	(447)	(435)
Operating expenses	(468)	(454)	(447)	(435)

Operating profit	312	304	304	300

Realized gains/losses (net)	2	2	2	1
Acquisition-related expenses, thereof4)
Deferred purchases of interests in PIMCO	(122)	(122)	(136)	(136)
Other acquisition-related expenses5)	—	—	(2)	(2)
Subtotal	(122)	(122)	(138)	(138)

Restructuring charges	(2)	(2)	—	—
Non-operating items	(122)	(122)	(136)	(137)

Income before income taxes and minority interests in earnings	190	182	168	163

Income taxes	(80)	(79)	(65)	(64)
Minority interests in earnings	(11)	(10)	(13)	(12)
Net income	99	93	90	87

Cost-income ratio6) in %	60.0	59.9	59.5	59.2

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement in Note 3 to the consolidated financial statements.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate.
6)	Represents operating expenses divided by operating revenues.

Allianz Group Interim Report First Quarter of 2007

Corporate Activities

Earnings Summary

Operating loss was € 101 million in 1Q 2007, down € 79 million from a year earlier, reflecting improvements in both Holding Function and Private Equity.

Mainly attributable to exceptionally high realized capital gains, non-operating items rose from an aggregate loss of € 211 million to an aggregate gain of € 511 million.

These developments translate into improved income before income taxes and minorities, amounting to a gain of € 410 million in 1Q 2007 after a loss of € 391 million in the same period last year.

	Operating profit (loss)		Non-operating items
Three months ended March 31,	2007 € mn	2006 € mn	2007 € mn	2006 € mn
Holding Function	(132)	(188)	512	(217)
Private Equity	31	8	(1)	6
Total	(101)	(180)	511	(211)

Holding Function

Operating profit    The decline in operating profit loss primarily driven by higher investment result due to an increased asset base.

Non-operating items    Realized capital gains of € 640 million resulted from the sale of shares.

Private Equity

Operating profit    Operating profit rose by € 23 million to € 31 million. This development resulted predominantly from higher dividends received from equity investments as well as an increased gain from fully consolidated private equity investments, specifically from MAN Roland Druckmaschinen AG.

Group Management Report

Balance Sheet Review

At € 52.3 billion, shareholders’ equity was up 3.6% compared to year-end 2006.

Shareholders’ Equity

As of March 31, 2007, shareholders’ equity was 3.6% higher than at year-end 2006, primarily driven by the high net income in 1Q 2007. Commensurate with the high level of realizations which benefited net income, net unrealized gains/losses declined. An additional negative impact on shareholders’ equity was brought about by increased negative foreign currency translation adjustments, included in revenue reserves in the graph below, stemming predominantly from the depreciation of the U.S. Dollar compared to the Euro in the first three months of the year.

The following graph sets forth the development of our shareholders’ equity.

Shareholders’ equity1)

in € mn

1)	Does not include minority interests of € 6.6 bn as of March 31, 2007 and of € 6.4 bn as of December 31, 2006. Please see Note 18 to the consolidated financial statements for further information.
2)	Includes foreign currency translation adjustments.

Total Assets and Total Liabilities

Total assets and total liabilities increased by € 49.1 billion and € 47.1 billion, respectively. In the following sections we analyze important developments within the balance sheets of our Life/Health, Property-Casualty and Banking segments. Relative to the Allianz Group’s total assets and total liabilities, we consider the total assets and total liabilities from our Asset Management segment as immaterial and have, accordingly, excluded these assets and liabilities from the following discussion. Our Asset Management segment’s results of operations stem primarily from its business with third-party assets. Please see pages 20 to 21 for further information on the development of our third-party assets.

Insurance Assets and Liabilities

Life/Health insurance operations

Reserves for insurance and investment contracts from our Life/Health segment rose by € 1.7 billion, mainly due to increased aggregate policy reserves for universal-life type insurance contracts. Financial liabilities for unit-linked contracts as of March 31, 2007 were € 1.9 billion higher than as of year-end 2006, reflecting our continuous sales successes with unit-linked insurance and investment contracts. Similarly, our Life/Health asset base grew by € 5.1 billion.

Allianz Group Interim Report First Quarter of 2007

The following graph sets forth the development of our Life/Health asset base.

Life/Health asset base

fair values1) in € bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds with the value of financial liabilities for unit-linked contracts.

3)	Does not include affiliates at € 2.8 bn and € 2.8 bn as of March 31, 2007 and December 31, 2006, respectively.
4)

Includes, in each case as of March 31, 2007 and December 31, 2006, respectively, debt securities at € 8.1 bn and € 7.3 bn, equity securities at € 2.9 bn and € 2.9 bn, and derivative financial instruments at € (4.6) bn and € (4.4) bn.

Property-Casualty insurance operations

Our Property-Casualty segment’s reserves for loss and loss adjustment expenses declined € 1.3 billion from year-end 2006 to € 57.3 billion as of March 31, 2007, due, among other factors, to the depreciation of the U.S. Dollar relative to the Euro. Our Property-Casualty asset base increased by € 1.7 billion.

The following graph sets forth the development of our Property-Casualty asset base.

Property-Casualty asset base

fair values1) in € bn

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Does not include affiliates at € 9.5 bn and € 9.5 bn as of March 31, 2007 and December 31, 2006, respectively.
3)

Includes, in each case as of March 31, 2007 and December 31, 2006, respectively, debt securities at € 3.6 bn and € 3.2 bn, equity securities at € 0.4 bn and € 0.4 bn, and derivative financial instruments at € 0.1 bn and € 0.1 bn.

Group Management Report

Banking Assets and Liabilities

Loans and advances to banks and customers in our Banking segment were € 346.8 billion as of March 31, 2007, up € 33.1 billion from year-end 2006. This increase was particularly driven by higher volumes of collateralized refinancing activities at Dresdner Bank which also led to an increase in our liabilities to banks and customers, primarily in the from of repurchase agreements and collateral received from securities lending transactions.

The following graph sets forth the development of our Banking segment’s loans and advances to banks and customers.

Banking loans and advances to banks and customers

in € bn

1)	Includes loan loss allowance at € (1.0) bn as of both March 31, 2007 and December 31, 2006, respectively.

Allianz Group Interim Report First Quarter of 2007

Other Information

Reconciliation of Consolidated Operating Profit and Income before Income Taxes and Minority Interests in Earnings

The previous analysis is based on our consolidated financial statements and should be read in conjunction with those statements. The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the on-going core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and income from financial assets and liabilities held for trading (relating to exchangeables on external debt) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at our discretion. Similarly, we exclude restructuring charges because the timing of the restructuring charges are largely within our control, and accordingly their exclusion provides additional insight into the operating trends of the underlying business.

Operating profit should be viewed as complementary to, and not a substitute for, income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

The following table reconciles operating profit on a consolidated basis to the Allianz Group’s income before income taxes and minority interests in earnings.

Three months ended March 31,	2007 € mn	2006 € mn
Operating profit	2,870	2,677
Realized gains/losses and impairments of investments (net)	2,045	778
Income from financial assets and liabilities held for trading (net)	34	(79)
Interest expense from external debt	(222)	(198)
Restructuring charges	(27)	(4)
Acquisition-related expenses	(122)	(138)
Amortization of intangible assets	(3)	(5)
Reclassification of policyholder participation in tax benefits arising in connection with tax-exempt income	(19)	—
Income before income taxes and minority interests in earnings	4,556	3,031

Group Management Report

Composition of Total Revenue Growth

We further believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or “changes in scope of consolidation”) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation. The following table sets forth the reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole for the three months ended March 31, 2007.

Composition of total revenue1) growth for the three months ended March 31, 2007

Segment	Nominal growth	Changes in scope of consoli- dation	Foreign currency translation	Internal growth
	%	%	%	%
Property-Casualty	(0.3)	0.4	(1.0)	0.3
Life/Health	(3.9)	—	(1.9)	(2.0)
Banking	7.9	—	(0.3)	8.2
thereof: Dresdner Bank	7.4	—	(0.3)	7.7
Asset Management	3.9	0.6	(6.6)	9.9
thereof: Allianz Global Investors	3.1	—	(6.8)	9.9
Allianz Group	(1.1)	0.2	(1.5)	0.2

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues. Segment growth rates are presented before the elimination of transactions between Allianz Group companies in different segments.

Allianz Group Interim Report First Quarter of 2007

Consolidated Financial Statements

Contents

32	Consolidated Balance Sheets
33	Consolidated Income Statements
34	Consolidated Statements of Changes in Equity
35	Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements
37	1	Basis of presentation
37	2	Changes in the presentation of the consolidated financial statements
38	3	Segment reporting

Supplementary Information to the Consolidated Balance Sheets
48	4	Financial assets carried at fair value through income
48	5	Investments
48	6	Loans and advances to banks and customers
49	7	Reinsurance assets
49	8	Deferred acquisition costs
49	9	Other assets
49	10	Intangible assets
50	11	Financial liabilities carried at fair value through income
50	12	Liabilities to banks and customers
50	13	Reserves for loss and loss adjustment expenses
51	14	Reserves for insurance and investment contracts
51	15	Other liabilities
51	16	Certificated liabilities
51	17	Participation certificates and subordinated liabilities
52	18	Equity

Supplementary Information to the Consolidated Income Statements
53	19	Premiums earned (net)
54	20	Interest and similar income
54	21	Income from financial assets and liabilities carried at fair value through income (net)
55	22	Realized gains/losses (net)
56	23	Fee and commission income
56	24	Other income
56	25	Income from fully consolidated private equity investments
57	26	Claims and insurance benefits incurred (net)
58	27	Changes in reserves for insurance and investment contracts (net)
58	28	Interest expense
58	29	Loan loss provisions
59	30	Impairments of investments (net)
59	31	Investment expenses
60	32	Acquisition and administrative expenses (net)
61	33	Fee and commission expenses
62	34	Other expenses
62	35	Expenses from fully consolidated private equity investments
62	36	Income taxes
62	37	Earnings per share

Other Information
63	38	Supplemental information on the Banking segment
63	39	Supplemental information on the consolidated statements of cash flows
64	40	Other information
64	41	Subsequent events

Allianz Group Interim Report First Quarter of 2007

Consolidated Balance Sheets

As of March 31, 2007 and as of December 31, 2006

	Note	As of March 31, 2007 € mn	As of December 31, 2006 € mn
ASSETS
Cash and cash equivalents		35,713	33,031
Financial assets carried at fair value through income	4	162,238	156,869
Investments	5	298,763	298,134
Loans and advances to banks and customers	6	444,446	408,278
Financial assets for unit linked contracts		63,765	61,864
Reinsurance assets	7	17,477	19,360
Deferred acquisition costs	8	19,926	19,135
Deferred tax assets		4,562	4,727
Other assets	9	42,058	38,893
Intangible assets	10	13,425	12,935
Total assets		1,102,373	1,053,226

	Note	As of March 31, 2007 € mn	As of December 31, 2006 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	11	90,429	79,699
Liabilities to banks and customers	12	393,010	361,078
Unearned premiums		18,731	14,868
Reserves for loss and loss adjustment expenses	13	64,200	65,464
Reserves for insurance and investment contracts	14	289,390	287,697
Financial liabilities for unit linked contracts		63,765	61,864
Deferred tax liabilities		4,588	4,618
Other liabilities	15	50,282	49,764
Certificated liabilities	16	53,129	54,922
Participation certificates and subordinated liabilities	17	15,927	16,362
Total liabilities		1,043,451	996,336

Shareholders’ equity		52,283	50,481
Minority interests		6,639	6,409
Total equity	18	58,922	56,890

Total liabilities and equity		1,102,373	1,053,226

Consolidated Financial Statements

Consolidated Income Statements

For the three months ended March 31, 2007 and 2006

Three months ended March 31,	Note	2007 € mn	2006 € mn
Premiums earned (net)	19	14,543	14,420
Interest and similar income	20	6,266	5,683
Income from financial assets and liabilities carried at fair value through income (net)	21	115	500
Realized gains/losses (net)	22	3,209	1,895
Fee and commission income	23	2,356	2,252
Other income	24	93	39
Income from fully consolidated private equity investments	25	471	159
Total income		27,053	24,948

Claims and insurance benefits incurred (net)	26	(11,085)	(10,875)
Changes in reserves for insurance and investment contracts (net)	27	(2,736)	(2,712)
Interest expense	28	(1,598)	(1,565)
Loan loss provisions	29	2	32
Impairments of investments (net)	30	(67)	(55)
Investment expenses	31	(261)	(183)
Acquisition and administrative expenses (net)	32	(5,638)	(5,809)
Fee and commission expenses	33	(634)	(578)
Amortization of intangible assets		(3)	(5)
Restructuring charges		(30)	(4)
Other expenses	34	13	(1)
Expenses from fully consolidated private equity investments	35	(460)	(162)
Total expenses		(22,497)	(21,917)

Income before income taxes and minority interests in earnings		4,556	3,031
Income taxes	36	(967)	(899)
Minority interests in earnings		(349)	(353)
Net income		3,240	1,779

Three months ended March 31,	Note	2007 €	2006 €
Basic earnings per share	37	7.51	4.39
Diluted earnings per share	37	7.34	4.32

Allianz Group Interim Report First Quarter of 2007

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2007 and 2006

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2005	21,616	8,579	(1,032)	10,324	39,487	7,615	47,102
Foreign currency translation adjustments	—	—	(335)	(13)	(348)	(110)	(458)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year	—	—	—	858	858	(71)	787
Transferred to net income on disposal	—	—	—	(463)	(463)	(91)	(554)
Cash flow hedges	—	—	—	(16)	(16)	—	(16)
Miscellaneous	—	(259)	—	—	(259)	(4)	(263)
Total income and expense recognized directly in shareholders’ equity	—	(259)	(335)	366	(228)	(276)	(504)
Net income	—	1,779	—	—	1,779	353	2,132
Total recognized income and expense for the period	—	1,520	(335)	366	1,551	77	1,628
Treasury shares	—	255	—	—	255	—	255
Transactions between equity holders	—	12	—	(4)	8	28	36
Dividends paid	—	—	—	—	—	(15)	(15)
Balance as of March 31, 2006	21,616	10,366	(1,367)	10,686	41,301	7,705	49,006
Balance as of December 31, 2006	25,398	13,629	(2,210)	13,664	50,481	6,409	56,890
Foreign currency translation adjustments	—	—	(141)	(4)	(145)	(23)	(168)
Available-for-sale investments
Unrealized gains and losses (net) arising during the year	—	—	—	233	233	(28)	205
Transferred to net income on disposal	—	—	—	(1,787)	(1,787)	(86)	(1,873)
Cash flow hedges	—	—	—	5	5	—	5
Miscellaneous	—	(84)	—	—	(84)	7	(77)
Total income and expense recognized directly in shareholders’ equity	—	(84)	(141)	(1,553)	(1,778)	(130)	(1,908)
Net income	—	3,240	—	—	3,240	349	3,589
Total recognized income and expense for the period	—	3,156	(141)	(1,553)	1,462	219	1,681
Treasury shares	—	348	—	—	348	—	348
Transactions between equity holders	—	(6)	—	(2)	(8)	34	26
Dividends paid	—	—	—	—	—	(23)	(23)
Balance as of March 31, 2007	25,398	17,127	(2,351)	12,109	52,283	6,639	58,922

Consolidated Financial Statements

Consolidated Statements of Cash Flows

For the three months ended March 31, 2007 and 2006

Three months ended March 31,	2007 € mn	2006 € mn
Cash flow from operating activities:
Net income	3,240	1,779
Adjustments to reconcile net income to net cash flow provided by (used in) operating activities:
Minority interests in earnings	349	353
Share of earnings from investments in associates and joint ventures	(259)	(74)
Realized gains/losses (net) and impairments of investments (net) of:
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	(3,142)	(1,840)
Other investments, mainly financial assets held for trading and designated at fair value through income	(459)	(138)
Depreciation and amortization	200	163
Loan loss provision	(2)	(32)
Interest credited to policyholder accounts	657	656
Net change in:
Financial assets and liabilities held for trading	7,597	8,842
Reverse repurchase agreements and collateral paid for securities borrowing transactions	(30,887)	(46,705)
Repurchase agreements and collateral received from securities lending transactions	25,798	38,953
Reinsurance assets	623	(177)
Deferred acquisition costs	(756)	(712)
Unearned premiums	3,554	3,699
Reserves for losses and loss adjustment expenses	(1,221)	(373)
Reserves for insurance and investment contracts	1,866	1,781
Deferred tax assets/liabilities	266	215
Other (net)	(1,757)	205
Net cash flow provided by operating activities	5,667	6,595

Cash flow from investing activities:
Net change in:
Financial assets designated at fair value through income	(977)	(111)
Available-for-sale investments	(1,420)	(2,720)
Held-to-maturity investments	21	42
Investments in associates and joint ventures	(331)	(346)
Non-current assets and disposal groups held for sale	—	1,416
Real estate held for investment	157	96
Loans and advances to banks and customers	(5,422)	(8,296)
Property and equipment	49	(460)
Acquisition of subsidiary, net of cash acquired	(507)	—
Other (net)	(124)	141
Net cash flow used in investing activities	(8,554)	(10,238)

Cash flow from financing activities:
Net change in:
Policyholders’ accounts	491	1,827
Liabilities to banks and customers	6,139	6,050
Certificated liabilities, participation certificates and subordinated liabilities	(1,009)	(2,304)
Transactions between equity holders	21	(9)
Dividends paid to shareholders	(23)	(15)
Net cash from sale or purchase of treasury shares	189	73
Other (net)	(225)	(702)
Net cash flow provided by financing activities	5,583	4,920

Effect of exchange rate changes on cash and cash equivalents	(14)	(27)
Change in cash and cash equivalents	2,682	1,250
Cash and cash equivalents at beginning of period	33,031	31,647
Cash and cash equivalents at end of period	35,713	32,897

Allianz Group Interim Report First Quarter of 2007

[THIS PAGE INTENTIONALLY LEFT BLANK]

Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1    Basis of presentation

The consolidated financial statements of the Allianz

Group have been prepared in conformity with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). IFRS as adopted by the EU offers certain options for applying IFRS standards. The Allianz Group’s application of these options results in no material differences between IFRS as adopted by the EU and IFRS as adopted by the International Accounting Standard Board (“IASB”).

IFRS does not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“US GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

The consolidated financial statements are presented in millions of Euro (€ mn).

2    Changes in the presentation of the consolidated financial statements

Recently adopted US accounting pronouncements

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (“SOP 05-1”). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS 97. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for the year ending December 31, 2007.

Consistent with the Allianz Group’s application of US GAAP for insurance and reinsurance contracts, Allianz has adopted SOP 05-1 as of January 1, 2007. SOP 05-1 has had no material impact on Allianz’s net income or financial position.

Reclassifications

Beginning with the third quarter of 2006, income from fully consolidated private equity investments and expenses from fully consolidated private equity investments have been included as separate line items in the consolidated income statements. Accordingly, the prior period income statement has been reclassified to conform to the current period presentation.

A summary of the impact of these changes on the consolidated income statement for the three months ended March, 31, 2006 is as follows:

	Three months ended March 31, 2006 as previously reported	Reclassifi- cations	Three months ended March 31, 2006
	€ mn	€ mn	€ mn
Interest and similar income	5,691	(8)	5,683
Fee and commission income	2,403	(151)	2,252
Income from fully con- solidated private equity investments	—	159	159

Interest expense	(1,600)	35	(1,565)
Acquisition costs and ad- ministrative expenses (net)	(5,843)	17	(5,826)
Fee and commission expenses	(688)	110	(578)
Expenses from fully con- solidated private equity investments	—	(162)	(162)

Certain immaterial amounts of unearned premiums were previously netted against deferred acquisition costs in the consolidated balance sheets and against the related amortization account in the income statements. All periods have now been presented on a gross basis.

Allianz Group Interim Report First Quarter of 2007

3    Segment reporting

Business Segment Information – Consolidated Balance Sheets

As of March 31, 2007 and as of December 31, 2006

	Property-Casualty		Life/Health		Banking
	As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn
ASSETS
Cash and cash equivalents	4,865	4,100	10,531	6,998	13,121	21,528
Financial assets carried at fair value through income	4,996	4,814	11,823	11,026	143,967	139,505
Investments	88,901	88,819	190,330	190,607	18,435	17,803
Loans and advances to banks and customers	17,954	16,825	88,686	85,769	346,788	313,709
Financial assets for unit linked contracts	—	—	63,765	61,864	—	—
Reinsurance assets	10,835	11,437	6,679	7,966	—	—
Deferred acquisition costs	4,065	3,704	15,809	15,381	—	—
Deferred tax assets	1,635	1,651	505	503	1,709	1,679
Other assets	21,039	17,737	15,475	12,891	11,307	9,571
Intangible assets	2,182	1,653	2,397	2,399	2,284	2,285
Total assets	156,472	150,740	406,000	395,404	537,611	506,080

	Property-Casualty		Life/Health		Banking
	As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	951	1,070	5,439	5,251	83,559	72,215
Liabilities to banks and customers	4,709	4,473	10,931	7,446	371,704	350,148
Unearned premiums	16,789	12,994	1,943	1,874	—	—
Reserves for loss and loss adjustment expenses	57,321	58,664	6,877	6,804	—	—
Reserves for insurance and investment contracts	9,011	8,956	280,387	278,701	—	—
Financial liabilities for unit linked contracts	—	—	63,765	61,864	—	—
Deferred tax liabilities	3,690	3,902	1,328	1,181	92	83
Other liabilities	20,156	18,699	18,293	16,314	12,702	12,140
Certificated liabilities	58	657	603	3	44,088	46,191
Participation certificates and subordinated liabilities	1,606	1,605	66	66	8,025	8,456
Total liabilities	114,291	111,020	389,632	379,504	520,170	489,233

Notes to the Consolidated Financial Statements

Asset Management		Corporate		Consolidation		Group
As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn

578	767	7,313	536	(695)	(898)	35,713	33,031

1,032	985	896	1,158	(476)	(619)	162,238	156,869
720	774	97,286	96,652	(96,909)	(96,521)	298,763	298,134

511	367	3,376	2,963	(12,869)	(11,355)	444,446	408,278

—	—	—	—	—	—	63,765	61,864
—	—	—	—	(37)	(43)	17,477	19,360
52	50	—	—	—	—	19,926	19,135
191	196	1,223	1,473	(701)	(775)	4,562	4,727
3,602	3,471	5,270	7,020	(14,635)	(11,797)	42,058	38,893
6,300	6,334	262	264	—	—	13,425	12,935
12,986	12,944	115,626	110,066	(126,322)	(122,008)	1,102,373	1,053,226

Asset Management		Corporate		Consolidation		Group
As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn	As of March 31, 2007 € mn	As of December 31, 2006 € mn

—	—	899	1,713	(419)	(550)	90,429	79,699
670	605	14,799	7,293	(9,803)	(8,887)	393,010	361,078
—	—	—	—	(1)	—	18,731	14,868

—	—	—	—	2	(4)	64,200	65,464

—	—	257	306	(265)	(266)	289,390	287,697

—	—	—	—	—	—	63,765	61,864
43	46	123	171	(688)	(765)	4,588	4,618
3,471	3,689	13,702	14,149	(18,042)	(15,227)	50,282	49,764
—	—	9,579	9,265	(1,199)	(1,194)	53,129	54,922

—	—	7,097	7,099	(867)	(864)	15,927	16,362
4,184	4,340	46,456	39,996	(31,282)	(27,757)	1,043,451	996,336
				Total equity		58,922	56,890
				Total liabilities and equity		1,102,373	1,053,226

Allianz Group Interim Report First Quarter of 2007

Business Segment Information – Consolidated Income Statements

For the three months ended March 31, 2007 and 2006

	Property-Casualty		Life/Health		Banking
Three months ended March 31,	2007 € mn	2006 € mn	2007 € mn	2006 € mn	2007 € mn	2006 € mn
Premiums earned (net)	9,358	9,341	5,185	5,079	—	—
Interest and similar income	1,006	922	3,155	3,047	2,209	1,880
Income from financial assets and liabilities carried at fair value through income (net)	(12)	40	(310)	31	341	490
Realized gains/losses (net)	767	464	1,193	1,262	139	414
Fee and commission income	272	252	171	129	978	992
Other income	84	14	54	6	—	25
Income from fully consolidated private equity investments	—	—	—	—	—	—
Total income	11,475	11,033	9,448	9,554	3,667	3,801

Claims and insurance benefits incurred (net)	(6,383)	(6,182)	(4,702)	(4,693)	—	—
Changes in reserves for insurance and investment contracts (net)	(81)	(72)	(2,624)	(2,648)	—	—
Interest expense	(92)	(63)	(91)	(64)	(1,281)	(1,279)
Loan loss provisions	—	(1)	(3)	—	5	33
Impairments of investments (net)	(26)	(13)	(37)	(35)	(13)	(20)
Investment expenses	(74)	(48)	(196)	(157)	(9)	(6)
Acquisition and administrative expenses (net)	(2,675)	(2,663)	(874)	(1,025)	(1,410)	(1,428)
Fee and commission expenses	(197)	(170)	(62)	(50)	(146)	(160)
Amortization of intangible assets	(2)	(4)	(1)	(1)	—	—
Restructuring charges	(14)	(2)	(5)	—	(9)	(2)
Other expenses	—	(1)	—	—	13	—
Expenses from fully consolidated private equity investments	—	—	—	—	—	—
Total expenses	(9,544)	(9,219)	(8,595)	(8,673)	(2,850)	(2,862)

Income before income taxes and minority interests in earnings	1,931	1,814	853	881	817	939
Income taxes	(537)	(524)	(201)	(219)	(168)	(245)
Minority interests in earnings	(214)	(190)	(99)	(128)	(24)	(28)
Net income	1,180	1,100	553	534	625	666

Notes to the Consolidated Financial Statements

Asset Management		Corporate		Consolidation		Group
2007 € mn	2006 € mn	2007 € mn	2006 € mn	2007 € mn	2006 € mn	2007 € mn	2006 € mn
—	—	—	—	—	—	14,543	14,420
33	25	154	86	(291)	(277)	6,266	5,683
7	14	85	(96)	4	21	115	500
2	2	640	70	468	(317)	3,209	1,895
1,073	1,031	45	41	(183)	(193)	2,356	2,252
4	3	5	13	(54)	(22)	93	39
—	—	471	159	—	—	471	159
1,119	1,075	1,400	273	(56)	(788)	27,053	24,948

—	—	—	—	—	—	(11,085)	(10,875)
—	—	—	—	(31)	8	(2,736)	(2,712)
(11)	(8)	(353)	(336)	230	185	(1,598)	(1,565)
—	—	—	—	—	—	2	32
—	—	9	13	—	—	(67)	(55)
1	—	(34)	(17)	51	45	(261)	(183)
(590)	(585)	(117)	(139)	28	31	(5,638)	(5,809)
(327)	(314)	(35)	(23)	133	139	(634)	(578)
—	—	—	—	—	—	(3)	(5)
(2)	—	—	—	—	—	(30)	(4)
—	—	—	—	—	—	13	(1)
—	—	(460)	(162)	—	—	(460)	(162)
(929)	(907)	(990)	(664)	411	408	(22,497)	(21,917)

190	168	410	(391)	355	(380)	4,556	3,031
(80)	(65)	(25)	154	44	—	(967)	(899)
(11)	(13)	(4)	(2)	3	8	(349)	(353)
99	90	381	(239)	402	(372)	3,240	1,779

Allianz Group Interim Report First Quarter of 2007

Segment Information – Total Revenues and Operating Profit

For the three months ended March 31, 2007 and 2006

The following table summarizes the total revenues and operating profit for each of the segments for the three months ended March 31, 2007 and 2006, as well as IFRS consolidated net income of the Allianz Group.

	Property- Casualty	Life/Health	Banking	Asset Management	Corporate	Consolidation	Group
Three months ended March 31,	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Total revenues1)	14,111	12,326	2,101	780	—	5	29,323
Operating profit (loss)	1,267	750	700	312	(101)	(58)	2,870
Non-operating items	664	103	117	(122)	511	413	1,686
Income (loss) before income taxes and minority interests in earnings	1,931	853	817	190	410	355	4,556
Income taxes	(537)	(201)	(168)	(80)	(25)	44	(967)
Minority interests in earnings	(214)	(99)	(24)	(11)	(4)	3	(349)
Net income (loss)	1,180	553	625	99	381	402	3,240
2006
Total revenues1)	14,149	12,822	1,948	751	—	(29)	29,641
Operating profit (loss)	1,386	723	547	304	(180)	(103)	2,677
Non-operating items	428	158	392	(136)	(211)	(277)	354
Income (loss) before income taxes and minority interests in earnings	1,814	881	939	168	(391)	(380)	3,031
Income taxes	(524)	(219)	(245)	(65)	154	—	(899)
Minority interests in earnings	(190)	(128)	(28)	(13)	(2)	8	(353)
Net income (loss)	1,100	534	666	90	(239)	(372)	1,779

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums, Banking segment’s operating revenues and Asset Management segment’s operating revenues.

Notes to the Consolidated Financial Statements

Property-Casualty Segment

Three months ended March 31,	2007 € mn	2006 € mn
Gross premiums written1)	14,111	14,149
Ceded premiums written	(1,586)	(1,712)
Change in unearned premiums	(3,167)	(3,096)
Premiums earned (net)	9,358	9,341
Interest and similar income	1,006	922
Income from financial assets and liabilities designated at fair value through income (net)2)	32	36
Income from financial assets and liabilities held for trading (net), shared with policyholder2)	(15)	—
Realized gains/losses (net) from investments, shared with policyholders3)	34	25
Fee and commission income	272	252
Other income	84	14
Operating revenues	10,771	10,590

Claims and insurance benefits incurred (net)	(6,383)	(6,182)
Changes in reserves for insurance and investment contracts (net)	(81)	(72)
Interest expense	(92)	(63)
Loan loss provisions	—	(1)
Impairments of investments (net), shared with policyholders4)	(2)	(4)
Investment expenses	(74)	(48)
Acquisition and administrative expenses (net)	(2,675)	(2,663)
Fee and commission expenses	(197)	(170)
Other expenses	—	(1)
Operating expenses	(9,504)	(9,204)

Operating profit	1,267	1,386

Income from financial assets and liabilities held for trading (net), not shared with policyholders2)	(29)	4
Realized gains/losses (net) from investments, not shared with policyholders3)	733	439
Impairments of investments (net), not shared with policyholders4)	(24)	(9)
Amortization of intangible assets	(2)	(4)
Restructuring charges	(14)	(2)
Non-operating items	664	428

Income before income taxes and minority interests in earnings	1,931	1,814

Income taxes	(537)	(524)
Minority interests in earnings	(214)	(190)
Net income	1,180	1,100

Loss ratio5) in %	68.2	66.2
Expense ratio6) in %	28.6	28.5
Combined ratio7) in %	96.8	94.7

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals impairments of investments (net) in the segment income statement.
5)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
6)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
7)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Allianz Group Interim Report First Quarter of 2007

Life/Health Segment

Three months ended March 31,	2007 € mn	2006 € mn
Statutory premiums1)	12,326	12,822
Ceded premiums written	(193)	(196)
Change in unearned premiums	(27)	(75)
Statutory premiums (net)	12,106	12,551
Deposits from SFAS 97 insurance and investment contracts	(6,921)	(7,472)
Premiums earned (net)	5,185	5,079
Interest and similar income	3,155	3,047
Income from financial assets and liabilities carried at fair value through income (net), shared with policyholders2)	(311)	31
Realized gains/losses (net) from investments, shared with policyholders3)	1,088	1,103
Fee and commission income	171	129
Other income	54	6
Operating revenues	9,342	9,395

Claims and insurance benefits incurred (net)	(4,702)	(4,693)
Changes in reserves for insurance and investment contracts (net)	(2,624)	(2,648)
Interest expense	(91)	(64)
Loan loss provisions	(3)	—
Impairments of investments (net), shared with policyholders	(37)	(35)
Investment expenses	(196)	(157)
Acquisition and administrative expenses (net)	(874)	(1,025)
Fee and commission expenses	(62)	(50)
Operating restructuring charges4)	(3)	—
Operating expenses	(8,592)	(8,672)

Operating profit	750	723

Income from financial assets and liabilities carried at fair value through income (net), not shared with policyholders2)	1	—
Realized gains/losses (net) from investments, not shared with policyholders3)	105	159
Amortization of intangible assets	(1)	(1)
Non-operating restructuring charges4)	(2)	—
Non-operating items	103	158

Income before income taxes and minority interests in earnings	853	881

Income taxes	(201)	(219)
Minority interests in earnings	(99)	(128)
Net income	553	534

Statutory expense ratio5) in %	7.2	8.2

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life insurance policies, as well as gross receipts from sales of unit linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
3)	The total of these items equals realized gains/losses (net) in the segment income statement.
4)	The total of these items equals restructuring charges in the segment income statement.
5)	Represents acquisition and administrative expenses (net) divided by statutory premiums (net).

Notes to the Consolidated Financial Statements

Banking Segment

Three months ended March 31,	2007		2006
	Banking Segment € mn	Dresdner Bank € mn	Banking Segment € mn	Dresdner Bank € mn
Net interest income1)	928	900	601	578
Net fee and commission income2)	832	789	832	793
Trading income (net)3)	351	345	487	484
Income from financial assets and liabilities designated at fair value through income (net)3)	(10)	(11)	3	3
Other income	—	—	25	26
Operating revenues4)	2,101	2,023	1,948	1,884

Administrative expenses	(1,410)	(1,355)	(1,428)	(1,381)
Investment expenses	(9)	(11)	(6)	(7)
Other expenses	13	13	—	—
Operating expenses	(1,406)	(1,353)	(1,434)	(1,388)

Loan loss provisions	5	7	33	33
Operating profit	700	677	547	529

Realized gains/losses (net)	139	137	414	414
Impairments of investments (net)	(13)	(13)	(20)	(20)
Restructuring charges	(9)	(9)	(2)	(2)
Non-operating items	117	115	392	392

Income before income taxes and minority interests in earnings	817	792	939	921

Income taxes	(168)	(158)	(245)	(238)
Minority interests in earnings	(24)	(22)	(28)	(25)
Net income	625	612	666	658

Cost-income ratio5) in %	66.9	66.9	73.6	73.7

1)	Represents interest and similar income less interest expense.
2)	Represents fee and commission income less fee and commission expense.
3)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
4)	For the Banking segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Allianz Group Interim Report First Quarter of 2007

Asset Management Segment

Three months ended March 31,	2007		2006
	Asset Management Segment € mn	Allianz Global Investors € mn	Asset Management Segment € mn	Allianz Global Investors € mn
Net fee and commission income1)	746	728	717	704
Net interest income2)	23	19	17	14
Income from financial assets and liabilities carried at fair value through income (net)	7	7	14	14
Other income	4	4	3	3
Operating revenues3)	780	758	751	735

Administrative expenses, excluding acquisition-related expenses4)	(468)	(454)	(447)	(435)
Operating expenses	(468)	(454)	(447)	(435)

Operating profit	312	304	304	300

Realized gains/losses (net)	2	2	2	1
Acquisition-related expenses, thereof4)
Deferred purchases of interests in PIMCO	(122)	(122)	(136)	(136)
Other acquisition-related expenses5)	—	—	(2)	(2)
Subtotal	(122)	(122)	(138)	(138)
Restructuring charges	(2)	(2)	—	—
Non-operating items	(122)	(122)	(136)	(137)

Income before income taxes and minority interests in earnings	190	182	168	163

Income taxes	(80)	(79)	(65)	(64)
Minority interests in earnings	(11)	(10)	(13)	(12)
Net income	99	93	90	87

Cost-income ratio6) in %	60.0	59.9	59.5	59.2

1)	Represents fee and commission income less fee and commission expense.
2)	Represents interest and similar income less interest expense and investment expenses.
3)	For the Asset Management segment, total revenues are measured based upon operating revenues.
4)	The total of these items equals acquisition and administration expenses (net) in the segment income statement.
5)	Consists of retention payments for the management and employees of PIMCO and Nicholas Applegate.
6)	Represents operating expenses divided by operating revenues.

Notes to the Consolidated Financial Statements

Corporate Segment

Three months ended March 31,	2007 € mn	2006 € mn
Interest and similar income	154	86
Income from financial assets and liabilities designated at fair value through income (net)1)	1	—
Fee and commission income	45	41
Other income	5	13
Income from fully consolidated private equity investments	471	159
Operating revenues	676	299

Interest expense, excluding interest expense from external debt2)	(131)	(138)
Investment expenses	(34)	(17)
Acquisition and administrative expenses (net)	(117)	(139)
Fee and commission expenses	(35)	(23)
Expenses from fully consolidated private equity investments	(460)	(162)
Operating expenses	(777)	(479)

Operating profit (loss)	(101)	(180)

Income from financial assets and liabilities held for trading (net)1)	84	(96)
Realized gains/losses (net)	640	70
Impairments of investments (net)	9	13
Interest expense from external debt2)	(222)	(198)
Non-operating items	511	(211)

Income (loss) before income taxes and minority interests in earnings	410	(391)

Income taxes	(25)	154
Minority interests in earnings	(4)	(2)
Net income (loss)	381	(239)

1)	The total of these items equals income from financial assets and liabilities carried at fair value through income (net) in the segment income statement.
2)	The total of these items equals interest expense in the segment income statement.

Allianz Group Interim Report First Quarter of 2007

Supplementary Information to the

Consolidated Balance Sheets

4    Financial assets carried at fair value through income

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Financial assets held for trading
Debt securities	76,678	81,881
Equity securities	38,765	31,266
Derivative financial instruments	26,153	24,835
Subtotal	141,596	137,982
Financial assets designated at fair value through income
Debt securities	16,107	14,414
Equity securities	3,828	3,834
Loans to banks and customers	707	639
Subtotal	20,642	18,887
Total	162,238	156,869

5    Investments

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Available-for-sale investments	278,149	277,898
Held-to-maturity investments	4,687	4,748
Funds held by others under reinsurance contracts assumed	1,021	1,033
Investments in associates and joint ventures	5,475	4,900
Real estate held for investment	9,431	9,555
Total	298,763	298,134

Available-for-sale investments

	As of March 31, 2007				As of December 31, 2006
	Amortized cost € mn	Unrealized gains € mn	Unrealized losses € mn	Fair value € mn	Amortized cost € mn	Unrealized gains € mn	Unrealized losses € mn	Fair value € mn
Equity securities	42,612	25,343	(250)	67,705	43,139	26,795	(159)	69,775
Government debt securities	113,382	2,267	(1,272)	114,377	112,893	2,813	(1,077)	114,629
Corporate debt securities	93,332	1,321	(962)	93,691	90,493	1,542	(860)	91,175
Other debt securities	2,263	145	(32)	2,376	2,122	215	(18)	2,319
Total	251,589	29,076	(2,516)	278,149	248,647	31,365	(2,114)	277,898

6    Loans and advances to banks and customers

	As of March 31, 2007			As of December 31, 2006
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Short-term investments and certificates of deposit	8,467	—	8,467	6,775	—	6,775
Reverse repurchase agreements	92,127	62,949	155,076	86,957	52,456	139,413
Collateral paid for securities borrowing transactions	23,670	32,582	56,252	17,612	23,419	41,031
Loans	69,295	127,128	196,423	69,211	129,319	198,530
Other advances	13,106	16,187	29,293	15,225	8,358	23,583
Subtotal	206,665	238,846	445,511	195,780	213,552	409,332
Loan loss allowance	(108)	(957)	(1,065)	(108)	(946)	(1,054)
Total	206,557	237,889	444,446	195,672	212,606	408,278

Notes to the Consolidated Financial Statements

Loans and advances to customers by type of customer

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Corporate customers	171,682	146,750
Private customers	58,935	59,505
Public authorities	8,229	7,297
Subtotal	238,846	213,552
Loan loss allowance	(957)	(946)
Total	237,889	212,606

7    Reinsurance assets

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Unearned premiums	1,758	1,317
Reserves for loss and loss adjustment expenses	8,795	9,719
Aggregate policy reserves	6,868	8,223
Other insurance reserves	56	101
Total	17,477	19,360

8    Deferred acquisition costs

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Deferred acquisition costs
Property-Casualty	4,054	3,692
Life/Health	13,967	13,619
Asset Management	52	50
Subtotal	18,073	17,361
Present value of future profits	1,296	1,227
Deferred sales inducements	557	547
Total	19,926	19,135

9    Other assets

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Receivables
Policyholders	4,442	4,292
Agents	4,592	3,698
Reinsurers	2,118	2,832
Other	7,789	6,283
Less allowance for doubtful accounts	(336)	(330)
Subtotal	18,605	16,775
Tax receivables
Income tax	2,088	1,995
Other tax	755	690
Subtotal	2,843	2,685
Accrued dividends, interest and rent	5,487	5,658
Prepaid expenses
Interest and rent	3,149	2,678
Other prepaid expenses	247	173
Subtotal	3,396	2,851
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	479	463
Property and equipment
Real estate held for use	4,708	4,758
Equipment	1,629	1,597
Software	1,057	1,078
Subtotal	7,394	7,433
Non-current assets and disposal groups held for sale	18	—
Other assets1)	3,836	3,028
Total	42,058	38,893

1)	As of March 31, 2007, includes prepaid benefit costs for defined benefit plans of € 274 mn.

10    Intangible assets

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Goodwill	12,486	12,007
Brand names	731	717
Other	208	211
Total	13,425	12,935

Changes in goodwill for the three months ended March 31, 2007, were as follows:

€ mn
Cost as of 1/1/2007	12,231
Accumulated impairments as of 1/1/2007	(224)
Carrying amount as of 1/1/2007	12,007
Additions	515
Foreign currency translation adjustments	(36)
Carrying amount as of 3/31/2007	12,486
Accumulated impairments as of 3/31/2007	224
Cost as of 3/31/2007	12,710

Allianz Group Interim Report First Quarter of 2007

Additions include goodwill from

•	increasing the interest in Russian People’s Insurance Society, Moscow, from 47.4% to 97.2%,

•	the acquisition of 100.0% participation in United Mercantile Agencies, Inc., Kentucky.

11    Financial liabilities carried at fair value through income

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Financial liabilities held for trading
Obligations to deliver securities	47,812	39,951
Derivative financial instruments	28,906	27,823
Other trading liabilities	12,722	10,988
Subtotal	89,440	78,762
Financial liabilities designated at fair value through income	989	937
Total	90,429	79,699

12    Liabilities to banks and customers

	As of March 31, 2007			As of December 31, 2006
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Payable on demand	13,473	59,696	73,169	18,216	68,677	86,893
Savings deposits	—	5,345	5,345	—	5,421	5,421
Term deposits and certificates of deposit	65,361	65,262	130,624	68,429	50,380	118,809
Repurchase agreements	80,778	57,519	138,297	68,189	49,403	117,592
Collateral received from securities lending transactions	22,545	11,165	33,710	19,914	8,703	28,617
Other	8,756	3,109	11,865	876	2,870	3,746
Total	190,913	202,096	393,010	175,624	185,454	361,078

13    Reserves for loss and loss adjustment expenses

	As of March 31,	As of December 31,
	2007 € mn	2006 € mn
Property-Casualty	57,321	58,664
Life/Health	6,877	6,804
Consolidation	2	(4)
Total	64,200	65,464

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the three months ended March 31, 2007 and 2006, are as follows:

		2007			2006
	Gross € mn	Ceded € mn	Net € mn	Gross € mn	Ceded € mn	Net € mn
Reserves for loss and loss adjustment expenses as of 1/1/	58,664	(9,333)	49,331	60,259	(10,604)	49,655
Loss and loss adjustment expenses incurred
Current year	7,581	(990)	6,591	7,148	(785)	6,363
Prior years	(407)	199	(208)	(180)	(1)	(181)
Subtotal	7,174	(791)	6,383	6,968	(786)	6,182
Loss and loss adjustment expenses paid
Current year	(1,825)	142	(1,683)	(1,515)	34	(1,481)
Prior years	(5,879)	771	(5,108)	(5,745)	962	(4,783)
Subtotal	(7,704)	913	(6,791)	(7,260)	996	(6,264)
Foreign currency translation adjustments and other	(920)	782	(138)	(652)	258	(394)
Changes in the consolidated subsidiaries of the Allianz Group	107	(9)	98	—	—	—
Reserves for loss and loss adjustment expenses as of 3/31/	57,321	(8,438)	48,883	59,315	(10,136)	49,179

Notes to the Consolidated Financial Statements

14    Reserves for insurance and investment contracts

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Aggregate policy reserves	257,949	256,333
Reserves for premium refunds	30,668	30,689
Other insurance reserves	773	675
Total	289,390	287,697

15    Other liabilities

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Payables
Policyholders	4,830	5,322
Reinsurance	2,053	1,868
Agents	1,583	1,494
Subtotal	8,466	8,684
Payables for social security	466	219
Tax payables
Income tax	2,321	2,076
Other	1,251	968
Subtotal	3,572	3,044
Accrued interest and rent	572	793
Unearned income
Interest and rent	2,742	2,645
Other	284	279
Subtotal	3,026	2,924
Provisions
Pensions and similar obligations	4,130	4,120
Employee related	2,561	3,120
Share-based compensation	1,700	1,898
Restructuring plans	774	887
Loan commitments	240	261
Other provisions	1,833	1,943
Subtotal	11,238	12,229
Deposits retained for reinsurance ceded	4,465	5,716
Derivative financial instruments used for hedging purposes that meet the criteria for hedge accounting and firm commitments	803	907
Financial liabilities for puttable equity instruments	4,098	3,750
Other liabilities	13,576	11,498
Total	50,282	49,764

16    Certificated liabilities

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Allianz SE1)
Senior bonds	6,197	6,195
Exchangeable bonds	450	1,262
Money market securities	1,986	870
Subtotal	8,633	8,327
Banking subsidiaries
Senior bonds	20,031	23,337
Money market securities	23,861	22,655
Subtotal	43,892	45,992
All other subsidiaries
Certificated liabilities	4	4
Money market securities	600	599
Subtotal	604	603
Total	53,129	54,922

1)

Includes senior bonds, exchangeable bonds and money market securities issued by Allianz Finance B. V. and Allianz Finance II B. V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

17    Participation certificates and subordinated liabilities

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Allianz SE1)
Subordinated bonds	6,881	6,883
Participation certificates	85	85
Subtotal	6,966	6,968
Banking subsidiaries
Subordinated liabilities	3,257	3,669
Hybrid equity	2,505	2,513
Participation certificates	2,249	2,262
Subtotal	8,011	8,444
All other subsidiaries
Subordinated liabilities	905	905
Hybrid equity	45	45
Subtotal	950	950
Total	15,927	16,362

1)	Includes subordinated bonds issued by Allianz Finance B.V. and Allianz Finance II B.V. and guaranteed by Allianz SE.

Allianz Group Interim Report First Quarter of 2007

18    Equity

	As of March 31, 2007 € mn	As of December 31, 2006 € mn
Shareholders’ equity
Issued capital	1,106	1,106
Capital reserve	24,292	24,292
Revenue reserves	17,220	14,070
Treasury shares	(93)	(441)
Foreign currency translation adjustments	(2,351)	(2,210)
Unrealized gains and losses (net)1)	12,109	13,664
Subtotal	52,283	50,481
Minority interests	6,639	6,409
Total	58,922	56,890

1)	As of March 31, 2007 includes € 145 mn related to cash flow hedges (2006: € 140 mn).

Notes to the Consolidated Financial Statements

Supplementary Information to the Consolidated Income Statements

19    Premiums earned (net)

Three months ended March 31,	Property- Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2007
Premiums written
Direct	13,464	5,311	—	18,775
Assumed	647	84	(3)	728
Subtotal	14,111	5,395	(3)	19,503
Ceded	(1,586)	(178)	3	(1,761)
Net	12,525	5,217	—	17,742
Change in unearned premiums
Direct	(3,498)	(38)	—	(3,536)
Assumed	(39)	4	—	(35)
Subtotal	(3,537)	(34)	—	(3,571)
Ceded	370	2	—	372
Net	(3,167)	(32)	—	(3,199)
Premiums earned
Direct	9,966	5,273	—	15,239
Assumed	608	88	(3)	693
Subtotal	10,574	5,361	(3)	15,932
Ceded	(1,216)	(176)	3	(1,389)
Net	9,358	5,185	—	14,543
2006
Premiums written
Direct	13,471	5,272	—	18,743
Assumed	678	72	(5)	745
Subtotal	14,149	5,344	(5)	19,488
Ceded	(1,712)	(190)	5	(1,897)
Net	12,437	5,154	—	17,591
Change in unearned premiums
Direct	(3,532)	(77)	—	(3,609)
Assumed	(63)	2	—	(61)
Subtotal	(3,595)	(75)	—	(3,670)
Ceded	499	—	—	499
Net	(3,096)	(75)	—	(3,171)
Premiums earned
Direct	9,939	5,195	—	15,134
Assumed	615	74	(5)	684
Subtotal	10,554	5,269	(5)	15,818
Ceded	(1,213)	(190)	5	(1,398)
Net	9,341	5,079	—	14,420

Allianz Group Interim Report First Quarter of 2007

20    Interest and similar income

Three months ended March 31,	2007 € mn	2006 € mn
Interest from held-to-maturity investments	56	60
Dividends from available-for-sale investments	307	273
Interest from available-for-sale investments	2,368	2,217
Share of earnings from investments in associates and joint ventures	259	74
Rent from real estate held for investment	209	219
Interest from loans to banks and customers	2,998	2,807
Other	69	33
Total	6,266	5,683

21    Income from financial assets and liabilities carried at fair value through income (net)

Three months ended March 31,	Property- Casualty	Life/Health	Banking	Asset Management	Corporate	Consolidation	Group
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
2007
Income (expense) from financial assets and liabilities held for trading (net)	(44)	(414)	351	(1)	82	4	(22)
Income from financial assets designated at fair value through income	30	139	32	22	3	—	226
Expense from financial liabilities designated at fair value through income	2	8	(42)	—	—	—	(32)
Income (expense) from financial liabilities for puttable equity instruments (net)	—	(43)	—	(14)	—	—	(57)
Total	(12)	(310)	341	7	85	4	115
2006
Income (expense) from financial assets and liabilities held for trading (net)	4	(18)	487	3	(96)	21	401
Income from financial assets designated at fair value through income	44	154	21	36	—	—	255
Expense from financial liabilities designated at fair value through income	(1)	—	(18)	—	—	—	(19)
Income (expense) from financial liabilities for puttable equity instruments (net)	(7)	(105)	—	(25)	—	—	(137)
Total	40	31	490	14	(96)	21	500

Notes to the Consolidated Financial Statements

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the three months ended March 31, 2007 includes expenses of € 417 mn (2006: € 17 mn) from derivative financial instruments in the Life/Health insurance segment. This includes expenses from derivative financial instruments related to equity indexed annuity contracts and guaranteed benefits under unit-linked contracts of € 140 mn (2006: income: € 39 mn) and expenses from other derivative financial instruments of € 277 mn (2006: € 56 mn).

Banking Segment

Income from financial assets and liabilities held for trading of the Banking segment comprises:

Three months ended March 31,	2007 € mn	2006 € mn
Trading in interest products	240	242
Trading in equity products	145	136
Foreign exchange/precious metals trading	82	110
Other trading activities	(116)	(1)
Total	351	487

Corporate Segment

Income from financial assets and liabilities held for trading for the three months ended March 31, 2007, includes income of € 50 mn (2006: expenses: € 71 mn) from derivative financial instruments used by the Corporate segment for which hedge accounting is not applied. This includes expenses from derivative financial instruments embedded in exchangeable bonds of € 97 mn (2006: € 335 mn), income from derivative financial instruments which economically hedge the exchangeable bonds, however which do not qualify for hedge accounting, of € 164 mn (2006: € 232 mn), and expenses from other derivative financial instruments of € 17 mn (2006: income: € 32 mn).

22    Realized gains/losses (net)

Three months ended March 31,	2007 € mn	2006 € mn
Realized gains
Available-for-sale investments
Equity securities	3,158	1,518
Debt securities	139	224
Subtotal	3,297	1,742
Investments in associates and joint ventures1)	7	141
Loans to banks and customers	9	27
Real estate held for investment	109	174
Subtotal	3,422	2,084
Realized losses
Available-for-sale investments
Equity securities	(54)	(72)
Debt securities	(136)	(90)
Subtotal	(190)	(162)
Investments in associates and joint ventures2)	(3)	(3)
Loans to banks and customers	(13)	(6)
Real estate held for investment	(7)	(18)
Subtotal	(213)	(189)
Total	3,209	1,895

1)	During the three months ended March 31, 2007, includes realized gains from the disposal of subsidiaries of € 1 mn (2006: € 45 mn).
2)	During the three months ended March 31, 2007, includes realized losses from the disposal of subsidiaries of € – mn (2006: € – mn).

Allianz Group Interim Report First Quarter of 2007

23    Fee and commission income

Three months ended March 31,	2007			2006
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	173	—	173	168	—	168
Service agreements	99	(5)	94	81	(10)	71
Investment advisory	—	—	—	3	—	3
Subtotal	272	(5)	267	252	(10)	242
Life/Health
Service agreements	54	(11)	43	37	(21)	16
Investment advisory	114	(8)	106	87	—	87
Other	3	(3)	—	5	(3)	2
Subtotal	171	(22)	149	129	(24)	105
Banking
Securities business	465	(49)	416	465	(47)	418
Investment advisory	154	(38)	116	152	(40)	112
Payment transactions	91	—	91	91	—	91
Mergers and acquisitions advisory	41	—	41	65	—	65
Underwriting business	23	—	23	35	—	35
Other	204	(9)	195	184	(26)	158
Subtotal	978	(96)	882	992	(113)	879
Asset Management
Management fees	866	(30)	836	841	(21)	820
Loading and exit fees	82	—	82	93	—	93
Performance fees	16	—	16	16	—	16
Other	109	(2)	107	81	(3)	78
Subtotal	1,073	(32)	1,041	1,031	(24)	1,007
Corporate
Service agreements	45	(28)	17	41	(22)	19
Subtotal	45	(28)	17	41	(22)	19
Total	2,539	(183)	2,356	2,445	(193)	2,252

24    Other income

Three months ended March 31,	2007 € mn	2006 € mn
Income from real estate held for use
Realized gains from disposals of real estate held for use	91	35
Other income from real estate held for use	—	4
Subtotal	91	39
Income from non-current assets and disposal groups held for sale	2	—
Total	93	39

25    Income from fully consolidated private equity investments

Three months ended March 31,	MAN Roland Druckma- schinen AG € mn	Four Seasons Health Care Ltd. € mn	Total € mn
2007
Sales and service revenues	456	—	456
Other operating revenues	12	—	12
Interest income	3	—	3
Total	471	—	471
2006
Sales and service revenues	—	159	159
Other operating revenues	—	—	—
Interest income	—	—	—
Total	—	159	159

Notes to the Consolidated Financial Statements

26    Claims and insurance benefits incurred (net)

Three months ended March 31,	Property- Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2007
Gross
Claims and insurance benefits paid	(7,704)	(4,888)	6	(12,586)
Change in loss and loss adjustment expenses	530	10	(1)	539
Subtotal	(7,174)	(4,878)	5	(12,047)
Ceded
Claims and insurance benefits paid	912	202	(6)	1,108
Change in loss and loss adjustment expenses	(121)	(26)	1	(146)
Subtotal	791	176	(5)	962
Net
Claims and insurance benefits paid	(6,792)	(4,686)	—	(11,478)
Change in loss and loss adjustment expenses	409	(16)	—	393
Total	(6,383)	(4,702)	—	(11,085)
2006
Gross
Claims and insurance benefits paid	(7,260)	(4,956)	4	(12,212)
Change in loss and loss adjustment expenses	292	86	(1)	377
Subtotal	(6,968)	(4,870)	3	(11,835)
Ceded
Claims and insurance benefits paid	996	176	(4)	1,168
Change in loss and loss adjustment expenses	(210)	1	1	(208)
Subtotal	786	177	(3)	960
Net
Claims and insurance benefits paid	(6,264)	(4,780)	—	(11,044)
Change in loss and loss adjustment expenses	82	87	—	169
Total	(6,182)	(4,693)	—	(10,875)

Allianz Group Interim Report First Quarter of 2007

27    Changes in reserves for insurance and investment contracts (net)

Three months ended March 31,	Property- Casualty	Life/Health	Consolidation	Total
	€ mn	€ mn	€ mn	€ mn
2007
Gross
Aggregate policy reserves	(62)	(504)	—	(566)
Other insurance reserves	—	(94)	—	(94)
Expenses for premium refunds	(21)	(2,046)	(31)	(2,098)
Subtotal	(83)	(2,644)	(31)	(2,758)
Ceded
Aggregate policy reserves	(1)	19	—	18
Other insurance reserves	1	(4)	—	(3)
Expenses for premium refunds	2	5	—	7
Subtotal	2	20	—	22
Net
Aggregate policy reserves	(63)	(485)	—	(548)
Other insurance reserves	1	(98)	—	(97)
Expenses for premium refunds	(19)	(2,041)	(31)	(2,091)
Total	(81)	(2,624)	(31)	(2,736)
2006
Gross
Aggregate policy reserves	(59)	(583)	—	(642)
Other insurance reserves	8	(17)	—	(9)
Expenses for premium refunds	(28)	(2,101)	8	(2,121)
Subtotal	(79)	(2,701)	8	(2,772)
Ceded
Aggregate policy reserves	6	43	—	49
Other insurance reserves	(1)	5	—	4
Expenses for premium refunds	2	5	—	7
Subtotal	7	53	—	60
Net
Aggregate policy reserves	(53)	(540)	—	(593)
Other insurance reserves	7	(12)	—	(5)
Expenses for premium refunds	(26)	(2,096)	8	(2,114)
Total	(72)	(2,648)	8	(2,712)

28    Interest expense

Three months ended March 31,	2007 € mn	2006 € mn
Liabilities to banks and customers	(833)	(746)
Deposits retained on reinsurance ceded	(20)	(33)
Certificated liabilities	(380)	(413)
Participating certificates and subordinated liabilities	(178)	(177)
Other	(187)	(196)
Total	(1,598)	(1,565)

29    Loan loss provisions

Three months ended March 31,	2007 € mn	2006 € mn
Additions to allowances including direct impairments	(106)	(120)
Amounts released	51	100
Recoveries on loans previously impaired	57	52
Total	2	32

Notes to the Consolidated Financial Statements

30    Impairments of investments (net)

Three months ended March 31,	2007 € mn	2006 € mn
Impairments
Available-for-sale investments
Equity securities	(81)	(47)
Debt securities	—	(2)
Subtotal	(81)	(49)
Investments in associates and joint ventures	—	(6)
Real estate held for investment	(2)	(1)
Subtotal	(83)	(56)
Reversals of impairments
Available-for-sale investments
Debt securities	13	1
Real estate held for investment	3	—
Subtotal	16	1
Total	(67)	(55)

31    Investment expenses

Three months ended March 31,	2007 € mn	2006 € mn
Investment management expenses	(103)	(83)
Depreciation from real estate held for investment	(54)	(58)
Other expenses from real estate held for investment	(72)	(53)
Foreign currency gains and losses (net)
Foreign currency gains	127	142
Foreign currency losses	(159)	(131)
Subtotal	(32)	11
Total	(261)	(183)

Allianz Group Interim Report First Quarter of 2007

32    Acquisition and administrative expenses (net)

Three months ended March 31,	2007			2006
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(2,070)	—	(2,070)	(1,901)	—	(1,901)
Commissions and profit received on reinsurance business ceded	170	—	170	168	—	168
Deferrals of acquisition costs	1,587	—	1,587	1,178	—	1,178
Amortization of deferred acquisition costs	(1,267)	—	(1,267)	(952)	—	(952)
Subtotal	(1,580)	—	(1,580)	(1,507)	—	(1,507)
Administrative expenses	(1,095)	16	(1,079)	(1,156)	51	(1,105)
Subtotal	(2,675)	16	(2,659)	(2,663)	51	(2,612)
Life/Health
Acquisition costs
Incurred	(907)	1	(906)	(980)	—	(980)
Commissions and profit received on reinsurance business ceded	48	—	48	26	—	26
Deferrals of acquisition costs	627	—	627	830	—	830
Amortization of deferred acquisition costs	(182)	—	(182)	(529)	—	(529)
Subtotal	(414)	1	(413)	(653)	—	(653)
Administrative expenses	(460)	(10)	(470)	(372)	12	(360)
Subtotal	(874)	(9)	(883)	(1,025)	12	(1,013)
Banking
Personnel expenses	(907)	—	(907)	(910)	—	(910)
Non-personnel expenses	(503)	9	(494)	(518)	10	(508)
Subtotal	(1,410)	9	(1,401)	(1,428)	10	(1,418)
Asset Management
Personnel expenses	(425)	—	(425)	(427)	—	(427)
Non-personnel expenses	(165)	6	(159)	(158)	—	(158)
Subtotal	(590)	6	(584)	(585)	—	(585)
Corporate
Administrative expenses	(117)	6	(111)	(139)	(42)	(181)
Subtotal	(117)	6	(111)	(139)	(42)	(181)
Total	(5,666)	28	(5,638)	(5,840)	31	(5,809)

Notes to the Consolidated Financial Statements

33    Fee and commission expenses

Three months ended March 31,	2007			2006
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(118)	—	(118)	(124)	—	(124)
Service agreements	(79)	4	(75)	(44)	4	(40)
Investment advisory	—	—	—	(2)	—	(2)
Subtotal	(197)	4	(193)	(170)	4	(166)
Life/Health
Service agreements	(21)	8	(13)	(25)	6	(19)
Investment advisory	(41)	1	(40)	(25)	—	(25)
Subtotal	(62)	9	(53)	(50)	6	(44)
Banking
Securities business	(40)	—	(40)	(33)	—	(33)
Investment advisory	(46)	2	(44)	(50)	2	(48)
Payment transactions	(5)	—	(5)	(5)	—	(5)
Mergers and acquisitions advisory	(3)	—	(3)	(9)	—	(9)
Underwriting business	—	—	—	(1)	—	(1)
Other	(52)	3	(49)	(62)	17	(45)
Subtotal	(146)	5	(141)	(160)	19	(141)
Asset Management
Commissions	(235)	112	(123)	(242)	107	(135)
Other	(92)	1	(91)	(72)	1	(71)
Subtotal	(327)	113	(214)	(314)	108	(206)
Corporate
Service agreements	(35)	2	(33)	(23)	2	(21)
Subtotal	(35)	2	(33)	(23)	2	(21)
Total	(767)	133	(634)	(717)	139	(578)

Allianz Group Interim Report First Quarter of 2007

34    Other expenses

Three months ended March 31,	2007 € mn	2006 € mn
Expenses from real estate held for use
Depreciation of real estate held for use	—	(1)
Other	13	—
Total	13	(1)

35    Expenses from fully consolidated private equity investments

Three months ended March 31,	MAN Roland Druckma- schinen AG € mn	Four Seasons Health Care Ltd. € mn	Total € mn
2007
Cost of goods sold	(352)	—	(352)
Commissions	(39)	—	(39)
General and administrative expenses	(62)	—	(62)
Interest expense	(7)	—	(7)
Total	(460)	—	(460)
2006
Cost of goods sold	—	—	—
Commissions	—	—	—
General and administrative expenses	—	(128)	(128)
Interest expense	—	(34)	(34)
Total	—	(162)	(162)

36    Income taxes

Three months ended March 31,	2007 € mn	2006 € mn
Current income tax expense	(686)	(658)
Deferred income tax expense	(281)	(241)
Total	(967)	(899)

37    Earnings per share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the effect of dilutive securities. Dilutive securities include participation certificates issued by Allianz SE which can potentially be converted to Allianz shares, warrants issued by Allianz SE, share-based compensation plans, and derivatives on own shares.

Three months ended March 31,	2007 € mn	2006 € mn
Numerator for basic earnings per share (net income)	3,240	1,779
Effect of dilutive securities	(7)	—
Numerator for diluted earnings per share (net income after assumed conversion)	3,233	1,779
Denominator for basic earnings per share (weighted-average shares)	431,473,954	405,332,211
Dilutive securities:
Participation certificates	1,469,443	1,469,443
Warrants	964,831	674,870
Share-based compensation plans	1,088,515	86,941
Derivatives on own shares	5,639,750	3,987,500
Subtotal	9,162,539	6,218,754
Denominator for diluted earnings per share (weighted-average shares after assumed conversion)	440,636,493	411,550,965
Basic earnings per share	7.51	4.39
Diluted earnings per share	7.34	4.32

For the three months ended March 31, 2007, the weighted average number of shares excludes 676,046 (2006: 707,789) treasury shares.

Notes to the Consolidated Financial Statements

Other Information

38    Supplemental information on the Banking segment

Net interest income from the Banking segment

Three months ended March 31,	Segment € mn	Consolidation € mn	Group € mn
2007
Interest and similar income	2,209	(11)	2,198
Interest expense	(1,281)	31	(1,250)
Net interest income	928	20	948
2006
Interest and similar income	1,880	(23)	1,857
Interest expense	(1,279)	19	(1,260)
Net interest income	601	(4)	597

Net fee and commission income from the Banking segment

Three months ended March 31,	Segment € mn	Consolidation € mn	Group € mn
2007
Fee and commission income	978	(96)	882
Fee and commission expense	(146)	5	(141)
Net fee and commission income	832	(91)	741
2006
Fee and commission income	992	(113)	879
Fee and commission expense	(160)	19	(141)
Net fee and commission income	832	(94)	738

The net fee and commission income of the Allianz Group’s Banking segment includes the following:

Three months ended March 31,	2007 € mn	2006 € mn
Securities business	425	432
Investment advisory	108	102
Payment transactions	86	86
Mergers and acquisitions advisory	38	56
Underwriting business	23	34
Other	152	122
Total	832	832

39    Supplemental information on the consolidated statements of cash flows

Three months ended March 31,	2007 € mn	2006 € mn
Income taxes (paid)/received	(533)	78
Dividends received	238	235
Interest received	5,725	5,445
Interest paid	(1,829)	(1,659)
Significant non-cash transactions:
Settlement of exchangeable bonds issued by Allianz Finance II B.V. for shares:
Available-for-sale investments	(812)	(552)
Certificated liabilities	(812)	(552)
Novation of quota share reinsurance agreement:
Reinsurance assets	(1,213)	(1,134)
Deferred acquisition costs	70	73
Payables from reinsurance contracts	(1,143)	(1,061)

On February 21, 2007, the Allianz Group increased its investment in Russians People’s Insurance Society “Rosno”, Moscow from 47.4% to 97.2% at a purchase price of € 571 mn. The impact of the acquisition, net of cash acquired, on the consolidated statement of cash flows for the three months ended March 31, 2007 was:

As of March 31,	2007 € mn
Intangible assets	(525)
Other assets	(798)
Other liabilities	713
Deferred tax liabilities	15
Minority interests	10
Less: previous investment in Rosno	78
Acquisition of subsidiary, net of cash acquired	(507)

Allianz Group Interim Report First Quarter of 2007

40    Other information

Number of employees

The Allianz Group had a total of 171,879 (2006: 166,505) employees as of March 31, 2007. 75,198 (2006: 76,731) of these were employed in Germany and 96,681 (2006: 89,774) in other countries. The number of employees undergoing training decreased by 50 to 3,905.

41    Subsequent events

Allianz Group increases stake in Allianz Lebensversicherungs-AG to 92.58%

On February 28, 2007 Allianz AZL Vermögensverwaltung GmbH & Co. KG, a subsidiary of Allianz Deutschland AG (“ADAG“) announced a tender offer to the shareholders of Allianz Lebensversicherungs-AG (“Allianz Leben“). The deadline for acceptance of the offer elapsed on March 29, 2007. The Allianz Group increased its ownership interest from the 91.03% interest already indirectly held by ADAG and Allianz SE, by 1.55% to a total of 92.58% of the share capital. Allianz Group’s interest therefore stays below the 95% level required for a squeeze-out of the remaining minority shareholders pursuant to the German Stock Corporation Act.

Minority buyout in Assurances Générales de France (“AGF“)

On April 27, 2007 the French stock market authority Autorité des Marchés Financiers (“AMF“) announced, that following the closing of the tender offer for the outstanding shares of AGF, the Allianz SE (directly and indirectly through its subsidiary AZ Holding France SAS) will hold 92.18% of AGF share capital and voting rights. Taking into account treasury shares held by AGF representing 3.21% of the share capital, minority shareholders will hold 4.61% and therefore less than 5% of the AGF share capital and voting rights following the tender offer. As stated already in the tender offer document, the Allianz Group intends to launch a squeeze-out procedure pursuant to the conditions set forth in the General Regulations of the AMF.

Munich, May 7, 2007

Allianz SE

The Board of Management

Allianz SE

Koeniginstrasse 28

80802 Muenchen

Germany

Telephone +49 89 38 00 0

Telefax +49 89 34 99 41

www.allianz.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2007

ALLIANZ SE

By	/s/ Harry Langley-Poole
Name: Harry Langley-Poole
Title: Head of Group Management Reporting